FILE No. 823437

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

Cali, Septiembre 10, 2003

03032040

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

SUPPL

03 SEP 15 AM 7:21

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Spanish and English version of the letter dated June 16, 2003, addressed to **Superintendencia de Valores**, announcing the Extraordinary General Assembly Meeting of Non-Voting Preferred Stock Holders and the Extraordinary General Assembly Meeting of Common Shareholders.

2. Spanish and English version of the letter dated June 16, 2003, addressed to **Bolsa de Valores de Colombia S.A.**, announcing the Extraordinary General Assembly Meeting of Non-Voting Preferred Stock Holders and the Extraordinary General Assembly Meeting of Common Shareholders.

3. Spanish and English version of the letter dated June 16, 2003, addressed to **The Bank of New York Company, INC,** announcing the Extraordinary General Assembly Meeting on Non-Voting Preferred Stock Holders.

4. Spanish and English version of the letter dated June 16, 2003, addressed to **Fiducolombia Sociedad Fiduciaria S.A.**, announcing the Extraordinary General Assembly Meeting on Non-Voting Preferred Stock Holders.

dlw 9/16

Calle 10 No. 4 - 47, Piso 23 - PBX: 896 4646 - 882 2692 Fax: 883 1664 - Apartado 4902 - 4877 - Cali, Colombia
Carrera 7a. No. 71 - 21 - Torre A Piso 8 y 9 PBX: 376 5666 Fax: 317 3545 - 317 3585 Apartado 14480 - Bogotá
Carrera 7a. No. 71 - 21 - Torre A Piso 8 Banca de Inversión - PBX: 317 3434 Fax: 317 3868 - Apartado 14480 Bogotá
Calle 16 Sur No. 43A - 49 - PBX: 313 8844 - Fax: 313 4690 - Apartado 065869 - Medellín, Colombia
Carrera 52 No. 74 - 56 Local 105 Teléfono: 356 1016 - Fax: 356 2296 - Apartado 2201 - Barranquilla

5. Spanish and English version of the letter dated July 02, 2003, addressed to the **Superintendencia de Valores**, announcing the approbation to the capitalization of the Entity.

6. Spanish and English version of the letter dated July 07, 2003, addressed to the **Superintendencia de Valores**, remitting a copy of **Minutes 013** and **056** of the Extraordinary Assembly Meeting of Non-Voting Preferred Dividend Stockholders and the Extraordinary Meeting of Common Shareholdersof Corporacion Financiera del Valle, held on July 1 and 2, 2003, respectively.

7. Spanish and English version of the Minutes **013** and **056.**

8. Press release in newspaper **La Republica** and **El País** dated June 13, 2003, announcing the General Assembly Meeting on Non-Voting Preferred Stock Holders, to be held on July 1o., 2003, and announcing the General Assembly Meeting of Common Stockholders to be held on

9. Spanish and English version of the letter dated July 08, 2003, addressed to the **Superintendencia de Valores**, the transfer from a bargain and sale for 2.503 shares of the Corporation in favor of Agrícola del Sur Ltda.

10. Spanish and English version of the remissory letter dated July 08, 2003, addressed to the **Superintendencia de Valores,** to inform them about the contract of exchange for 2.503 shares of the Corporation in favor of Azucarera del Valle Ltda.

11. Spanish and English version of the remissory letter dated July 18, 2003, addressed to the **Superintendencia de Valores,** to inform them about the transfer from a bargain and sale for 73 shares of the Corporation in favor of the Mr. Luis Fernando Rojas Arango.

12. Spanish and English version of the remissory letter dated July 22, 2003, addressed to the **Superintendencia de Valores**, to remitting three copies of the Stock Placement Prospectus.

13. Spanish version of the Stock Placement Prospectus.

14. Spanish and English version of the remissory letter dated July 24, 2003, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main non-voting preferred stockholders and common stockholders, as well as general economic information

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

about equity and other items, and general economic information about shares and shareholders.

15. Copy of above mentioned Form dated June 30, 2003.

16. Spanish and English version of the remissory Letter dated July 25, 2003 addressed to the **Superintendencia de Valores**, to remitting notice of the Stock Placement Regulation published in La Republica newspaper last July 23, 2003.

17. Press release in newspaper **La Republica** dated July 23, 2003, publication of the share placement regulation.

18. Spanish and English version of the letter dated July 28, 2003, addressed to the **Superintendencia de Valores**, to inform them about to the assigment under adjudication of 16.964 shares of the Corporación in favor of the Bavaria S.A.

19. Spanish and English version of the letter dated July 29, 2003, addressed to **The Bank Of New York Company, INC** to inform that last July 23 the Corporation's Regulation on Securities Placement was published on La Republica newspaper. Such regulation contemplates the issuance of 20.000.000 common shares, with a par value of one thousand pesos (Co. Ps 1.000) each.

20. Spanish and English version of the letter dated July 30, 2003, addressed to the **Superintendencia de Valores**, to inform them about to the assignment under adjudication of 3.574 shares of the Corporation in favor of the Promotora Interamericana de Inversiones Ltda.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Harold Abadía Campo
Vicepresident

Calle 10 No. 4 - 47, Piso 23 - PBX: 896 4646 - 882 2692 Fax: 883 1664 - Apartado 4902 - 4877 - Cali, Colombia
Carrera 7a. No. 71 - 21 - Torre A Piso 8 y 9 PBX: 376 5666 Fax: 317 3545 - 317 3585 Apartado 14480 - Bogotá
Carrera 7a. No. 71 - 21 - Torre A Piso 8 Banca de Inversión - PBX: 317 3434 Fax: 317 3868 - Apartado 14480 Bogotá
Calle 16 Sur No. 43A - 49 - PBX: 313 8844 - Fax: 313 4690 - Apartado 065869 - Medellín, Colombia
Carrera 52 No. 74 - 56 Local 105 Teléfono: 356 1016 - Fax: 356 2296 - Apartado 2201 - Barranquilla

FILE No. 823437

03 SEP 15 AM 7:21

Cali, June 16 2003

Doctor
Clemente del Valle Borraez
Superintendente de Valores
Santafé de Bogotá

Reference:	002 011	- Corporación Financiera del Valle S.A.
	025	- Assembly Meeting Reports – Supervised Entities
	04	- Request - Submission with annexes

Hereby I am advising that the Corporacion Financiera del Valle S.A.'s Board of Directors decided to call an Extraordinary General Assembly Meeting of Non-Voting Preferred Dividend Stockholders to be held on July 1, 2003 at 4:30 p.m., at the Corporacion Financiera del Valle S.A.'s headquarters, located at Calle 10 No. 4-47 piso 23.

Likewise, the Common Shareholders and Non-Voting Preferred Dividend Shareholders were also called to the Extraordinary General Assembly Meeting of Common Shareholders to be held on July 2, 2003, at 10:00 a.m. at Room 5, Floor 9, Executives Club, located at Avenida 4 Norte No. 23 DN-65 de Cali.

Please find attached the announcement of the calling for the meetings published on the June 13, 2003 issues of El Pais and La Republica newspapers, as well as the order of the day of the Assemblies.

Sincerely,

Harold Abadía Campo
Executive Vicepresident

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 82347
ESTA COPIA FIRMADA

Superintendencia de Valores
No.Radicación : 20036-665
Fecha : 18/06/2003 15:45
Trámite : 58 INFORMACION EVENTUAL
Actividad : 4 ENVIO DE INFORMACION
Dependencia: 220 Anexos : 2 Ic 121548

Cali, 16 de Junio de 2003

Doctor
Clemente del Valle Borraez
Superintendente de Valores
Santafé de Bogotá

Referencia: 002 011 - Corporación Financiera del Valle S.A.
025 - Informes de Asamblea - Entidades Vigiladas
04 - Solicitud - Presentación
Con anexos

Por medio de la presente informo a Usted que la Junta Directiva de la Corporación Financiera del Valle S.A. decidió convocar la Asamblea General Extraordinaria de Accionistas con Dividendo Preferencial y sin Derecho a Voto para el 1°. de Julio de 2003 a las 4:30 p.m., en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 No. 4-47 piso 23.

Igualmente convocó a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Extraordinaria de Accionistas Ordinarios que se realizará el 2 de Julio de 2003, a partir de las 10:00 a.m., en el Salón 5, piso 9 del Club de Ejecutivos, situado en la Avenida 4 Norte No. 23 DN-65 de Cali.

Adjunto aviso de convocatoria publicado en los periódicos El País y La República, del 13 de Junio de 2003 y el orden del día de las Asambleas.

Atentamente,

Harold Abadía Campo
Vicepresidente Ejecutivo

Angela M. Gómez

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION.
CALI, 15 SEP 2003
PEDRO LUIS CORTES ABELLA
NOTARIO PRIMERO

FILE No. 82-3487

03 SEP 15 7:21

Cali, June 16 2003

Mr.
Augusto Acosta Torres
President
Bolsa de Valores de Colombia S.A.
Santafé de Bogotá

Hereby I am advising that the Corporacion Financiera del Valle S.A.'s Board of Directors decided to call an Extraordinary General Assembly Meeting of Non-Voting Preferred Dividend Stockholders to be held on July 1, 2003 at 4:30 p.m., at the Corporacion Financiera del Valle S.A.'s headquarters, located at Calle 10 No. 4-47 piso 23.

Likewise, the Common Shareholders and Non-Voting Preferred Dividend Shareholders were also called to the Extraordinary General Assembly Meeting of Common Shareholders to be held on July 2, 2003, at 10:00 a.m. at Room 5, Floor 9, Executives Club, located at Avenida 4 Norte No. 23 DN-65 de Cali.

Please find attached the announcement of the calling for the meetings published on the June 13, 2003 issues of El Pais and La Republica newspapers, as well as the order of the day of the Assemblies.

Sincerely,

Harold Abadía Campo
Executive Vicepresident

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Cali, 16 de Junio de 2003

Doctor
Augusto Acosta Torres
Presidente
Bolsa de Valores de Colombia S.A.
Santafé de Bogotá

Por medio de la presente informo a Usted que la Junta Directiva de la Corporación Financiera del Valle S.A. decidió convocar la Asamblea General Extraordinaria de Accionistas con Dividendo Preferencial y sin Derecho a Voto para el 1°. de Julio de 2003 a las 4:30 p.m., en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 No. 4-47 piso 23.

Igualmente convocó a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Extraordinaria de Accionistas Ordinarios que se realizará el 2 de Julio de 2003, a partir de las 10:00 a.m., en el Salón 5, piso 9 del Club de Ejecutivos, situado en la Avenida 4 Norte No. 23 DN-65 de Cali.

Adjunto aviso de convocatoria publicado en los periódicos El País y La República, del 13 de Junio de 2003 y el orden del día de las Asambleas.

Atentamente,

Harold Abadía Campo
Vicepresidente Ejecutivo

Angela M. Gómez

FILE No. 823437

03 SEP 15 AM 7:21

Cali, June 16, 2003

The Bank Of New York Company, INC
One Wall Street New York N.Y. 10286
American Depositary
Attn.: Mr. Timothy F. Keaney
Assistant Vice President
New York

Ref.: Assembly Meeting of Non-Voting Preferred Stockholders 2003.

Hereby I am advising that the Board of Directors of Corporación Financiera del Valle S.A. decided to convoke a Non Voting Preferred Dividend Shareholders General Meeting to be held on July 1, 2003, at the Corporation Financiera del Valle headquarters, located at Calle 10 # 4-47, piso 23, at 4:30 p.m..

Also, it convoked to the Extraordinary General Assembly Meeting of Common Shareholders and Non-Voting Preferred Stockolders to be held on July 2, 2003, at 10:00 a.m. at Room 5, piso 9, Club de Ejecutivos, located at Avenida 4 Norte No. 23DN-65 de Cali.

Please find annexed the calling for the meeting as it was published of El Pais and La Republica newspapers, on June 13, 2003 and the Assembly Meeting order of the day.

Sincerely,

Harold Abadía Campo
Vicepresident

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Cali, 16 de Junio de 2003

The Bank Of New York Company, INC
One Wall Street New Yorkm N.Y. 10286
American Depositary
Atn.: Sr. Timothy F. Keaney
Assistant Vice President
New York

Referencia: Asamblea Extraordinaria de Accionistas con Dividendo Preferencial sin Derecho a Voto 2003.

Por medio de la presente informo a Usted que la Junta Directiva de la Corporación Financiera del Valle S.A. decidió convocar la Asamblea General Extraordinaria de Accionistas con Dividendo Preferencial y sin Derecho a Voto para el 1°. de Julio de 2003 a las 4:30 p.m., en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 No. 4-47 piso 23.

Igualmente convocó a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Extraordinaria de Accionistas Ordinarios que se realizará el 2 de Julio de 2003, a partir de las 10:00 a.m., en el Salón 5, piso 9 del Club de Ejecutivos, situado en la Avenida 4 Norte No. 23 DN-65 de Cali.

Adjunto aviso de convocatoria publicado en los periódicos El País y La República, del 13 de Junio de 2003 y el orden del día de las Asambleas.

Atentamente,

Harold Abadía Campo
Vicepresidente Ejecutivo

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION.
CALI,
PEDRO LUIS CORTES
NOTARIO PRIMERO

FILE No. 823437

Cali, June 16, 2003

Fiducolombia
Sociedad Fiduciaria S.A.
Atn.: Dr. Juan David Correa S.
Vicepresidente de Fondos de Inversión
Carrera 43ª No. 11ª-44, Pisos 2 y 3
Medellín

Ref.: Assembly Meeting of Non-Voting Preferred Stockholders 2003.

Hereby I am advising that the Board of Directors of Corporación Financiera del Valle S.A. decided to convoke a Non Voting Preferred Dividend Shareholders General Meeting to be held on July 1, 2003, at the Corporation Financiera del Valle headquarters, located at Calle 10 # 4-47, piso 23, at 4:30 p.m..

Also, it convoked to the Extraordinary General Assembly Meeting of Common Shareholders and Non-Voting Preferred Stockolders to be held on July 2, 2003, at 10:00 a.m. at Room 5, piso 9, Club de Ejecutivos, located at Avenida 4 Norte No. 23DN-65 de Cali.

Please find annexed the calling for the meeting as it was published of El Pais and La Republica newspapers, on June 13, 2003 and the Assembly Meeting order of the day.

Sincerely,

Harold Abadía Campo
Vicepresident

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FAVOR DEVOLVER
ESTA COPIA FIRMADA
FILE No. 82-3537

Cali, 16 de Junio de 2003

Señores
Fiducolombia
Sociedad Fiduciaria S.A.
Atn.: Dr. Juan David Correa S.
Vicepresidente Fondos de Inversión
Carrera 43A No. 11A-44, Pisos 2 y 3
Medellín

Referencia: Asamblea Extraordinaria de Accionistas con Dividendo Preferencial sin Derecho a Voto 2003.

Por medio de la presente informo a Usted que la Junta Directiva de la Corporación Financiera del Valle S.A. decidió convocar la Asamblea General Extraordinaria de Accionistas con Dividendo Preferencial y sin Derecho a Voto para el 1°. de Julio de 2003 a las 4:30 p.m., en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 No. 4-47 piso 23.

Igualmente convocó a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Extraordinaria de Accionistas Ordinarios que se realizará el 2 de Julio de 2003, a partir de las 10:00 a.m., en el Salón 5, piso 9 del Club de Ejecutivos, situado en la Avenida 4 Norte No. 23 DN-65 de Cali.

Adjunto aviso de convocatoria publicado en los periódicos El País y La República, del 13 de Junio de 2003 y el orden del día de las Asambleas.

Atentamente,

Harold Abadía Campo
Vicepresidente Ejecutivo

FILE No. 823437

03 SEP 15 AM 7:21

Cali, July 2, 2003

Doctor
ANDRES FLOREZ VILLEGAS
Superintendente Delegado para Emisores
Superintendencia de Valores
Bogotá, D.C.

Reference: 002-011 - Corporación Financiera del Valle S.A.
095 - Share Issuance and Placemente Regulation
01 - Submission Request
With annexes

As it is known by Superintendencia de Valores, Corporación Financiera del Valle S.A. held its 1st. and 2nd of July Extraordinary Meetings for both Non-Voting Preferred Dividend Stockholders and Common Stockholders, respectively. The capitalization of the Entity I represent was approved in such meetings; therefore, pursuant to the terms of Resolution No. 400, 1995, we submit for your consideration the Regulation and Prospectus of Securities Issuance and Placement.

Accordingly, we are attaching the relevant parts of the Board of Directors minutes No, 1498 and 1499, as well as minutes No. 013 of the Non-Voting Preferred Dividend Stockholders Meeting and No. 056 of the Common Shareholders Extraordinary Assembly Meeting.

We shall be waiting for your prompt response.

From the Superintendent,

ALEJANDRO ZACCOUR URDINOLA
President

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 82[illegible]

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

Superintendencia de Valores
No.Radicación : 20037-211
Fecha : 04/07/2003 11:41
Trámite : 95 REGLAMENTOS DE EMISION
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 250 Anexos : 1 lc 122265

Cali, 02 d

Doctor
ANDRES FLOREZ VILLEGAS
Superintendente Delegado para Emisores
Superintendencia de Valores
Bogotá, D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
095 - Reglamento de Emisión y Colocación de Acciones
01 - Solicitud Presentación
Con anexos

Como es de conocimiento de la Superintendencia de Valores, la Corporación Financiera del Valle S.A. celebró el 1°. y 2 de julio las Asambleas Extraordinarias para Accionistas con Dividendo Preferencial sin Derecho a Voto y Accionistas Ordinarios, respectivamente. En las anteriores reuniones se aprobó la capitalización de la Entidad que represento, para lo cual en los términos de la Resolución No. 400 de 1995, sometemos a su consideración el Reglamento y el Prospecto de Emisión y Colocación de Acciones.

Para lo anterior, le anexamos los extractos de las actas de Junta Directiva Nos. 1.498 y 1.499, las actas No. 013 de Asamblea Extraordinaria de Accionistas con Dividendo Preferencial sin Derecho a Voto y No. 056 de Asamblea Extraordinaria de Accionistas Ordinarios.

En la espera de una pronta respuesta.

Del Señor Superintendente,

ALEJANDRO ZACCOUR URDINOLA
Presidente

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION.
CALI 03 SEP 2003
PEDRO LUIS CORTES [illegible]
NOTARIO PRIMERO

Calle 10 No. 4 - 47, Piso 23 - PBX: 896 4646 - 882 2692 Fax: 883 1664 - Apartado 4902 - 4877 - Cali, Colombia
Carrera 7a. No. 71 - 21 - Torre A Piso 8 y 9 PBX: 376 5666 Fax: 317 3545 - 317 3585 Apartado 14480 - Bogotá
Carrera 7a. No. 71 - 21 - Torre A Piso 8 Banca de Inversión - PBX: 317 3434 Fax: 317 3868 - Apartado 14480 Bogotá
Calle 16 Sur No. 43A - 49 - PBX: 313 8844 - Fax: 313 4690 - Apartado 065869 - Medellín, Colombia
Carrera 52 No. 74 - 56 Local 105 Teléfono: 356 1016 - Fax: 356 2296 - Apartado 2201 - Barranquilla
Internet: www.corfivalle.com.co
E-mail: cfv@corfivalle.com.co

FILE No. 823437

Cali, July 7, 2003

Doctor
ANDRES FLOREZ VILLEGAS
Superintendente Delegado para Emisores
Superintendencia de Valores
Bogotá, D.C.

Reference: 002-011 - Corporación Financiera del Valle S.A.
025 - Assembly Meetings Reports-Supervised Entities
04 - Submission Request
With Annexes

Hereby we are remitting coy of Minutes 013 and 056 of the Extraordinary Assembly Meeting of Non-Voting Preferred Dividend Stockholders and the Extraordinary Meeting of Common Sharehodlers of Corporacion Financiera del Valle, held on July 1 and 2, 2003, respectively. Also, we are attaching Public Deed No. 2706, dated July 3, 2003 issued by Notary's Office One of Cali and an authenticated copy of the Corporation's certificate of existence and legal representation issued by the Chamber of Commerce of Cali, certifying the statutory reform consisting on the authorized capital increase.

Sincerely,

HAROLD ABADIA CAMPO
Executive Vicepresident

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823
... IA FIRMADA

Superintendencia de Valores
No.Radicación : 20037-487
Fecha : 09/07/2003 16:00
Trámite : 58 INFORMACION EVENTUAL
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 220 Anexos : 4 rc 122595

Cali, 07 de Julio de 2003

Doctor
ANDRES FLOREZ VILLEGAS
Superintendente Delegado para Emisores
Superintendencia de Valores
Bogotá, D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
025 - Informes de Asamblea-Entidades Vigiladas
04 - Solicitud Presentación
Con anexos

Con la presente nos permitimos remitir copia de las Actas Nos. 013 y 056 correspondientes a las reuniones de Asamblea Extraordinaria de Accionistas con Dividendo Preferencial sin Derecho a Voto y Extraordinaria de Accionistas Ordinarios de la Corporación, efectuadas el 01 y 02 de Julio de 2003, respectivamente. Así mismo acompañamos la Escritura Pública No. 2706 de fecha julio 03 de 2003 expedida por la Notaría Primera de Cali y de copia autenticada del certificado de existencia y representación Legal de la Corporación expedido por la Cámara de Comercio de Cali, donde consta la reforma estatutaria consistente en el aumento del capital autorizado.

Atentamente,

HAROLD ABADIA CAMPO
Vicepresidente Ejecutivo

Angela M. Gómez

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA ... 09 SEP 2003
CALI,
PEDRO LUIS CORTES ...
NOTARIO PRI...

FILE No. 823437

03 SEP 15 AM 7:21

CORPORACION FINANCIERA DEL VALLE S.A.

MINUTE No. 013

On July 1, 2003, in the City of Santiago de Cali, at 4:30 p.m., the Non-Voting Preferred Dividend Stockholders of Corporacion Financiera del Valle held an Extraordinary General Assembly meeting at the Board of Directors room of Corporacion Financiera del Valle, with previous convoking made pursuant to provisions of Article 31 of the By-laws, through an announcement published on El Pais and La Republica newspapers, issues number 19.105 and 16.295, respectively, on June 13, 2003.

The text of the published announcement is the following:

"THE PRESIDENT OF
CORPORACION FINANCIERA DEL VALLE S.A.
IS HEREBY CALLING:

To the Non-Voting Preferred Dividend Stockholders' Extraordinary General Assembly Meeting to be held on July 1, 2003, at the head quarters of Corporacion Financiera del Valle S.A., located at Calle 10 # 4-47, piso 23, at 4:30 p.m..

The Extraordinary General Assembly Meeting of Common Shareholders and the Non-Voting Preferred Dividend Stockholders Meeting are also called to be held on July 2, 2003, at 10:00 a.m. at Salón 5, piso 9, Club de Ejecutivos, located at Avenida 4 Norte No. 23DN-65, Cali.

The order of the day for each one of the Assemblies is the following:

1. Quorum Verification
2. Reading of the Order of the Day
3. Statutory reform – Authorized Capital Increase
4. Capitalization of the company – Issuing of shares
5. Designation of a Commission to study and approve the Minute of this meeting on behalf of the Assembly

Any shareholder who may not attend the Assemblies is kindly requested to designate proxies representing them through written communication sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented.

ALEJANDRO ZACCOUR URDINOLA
President
Cali, June 13, 2003"

I. QUORUM VERIFICATION

The President asked the secretary to report on the number of shares present or duly represented **and** advised that 7,129,208 of Non-Voting Preferred Dividend Stocks out of the 9,298,994 shares issued by the Company in this type of shares were present, accounting for 76.67%, as follows:

Shareholder	**No. Shares**	**Represented**	**Acting as**
Fiducolombia S.A. GDR Program Corfivalle	1.380.222	Claudia Ximena Moncayo T.	Proxy
Fiducolombia S.A. Rule 144A ADR Program Corfivalle	20.798	Claudia Ximena Moncayo T.	Proxy
Colombiana de Licitaciones y Concesiones Ltda..	3.031.625	Cecilia Garzón Castrillón	Proxy
Duque Salazar Nestor	14	Nestor Duque Salazar	On his own behalf
Fondo de Pensiones Obligatorias Porvenir	2.614.455	Cecilia Garzón Castrillón	Proxy
Londoño Gálvis Alfredo	19.202	Alfredo Londoño Gálvis	On his own behalf
Quintero Correa Yesid Antonio	28.072	Yesid Antonio Quintero Correa	On his own behalf
Salom Zaidan Luis Carlos	30.634	Luis Carlos Salom Zaidan	On his own behalf
Sarria de Mora María Helena	4.186	Maria Helena Sarria de Mora	On her own behalf
	7.129.208		

II. CONSIDERATION OF THE ORDER OF THE DAY

The attendants unanimously approved the following Order of the Day in conformance with the convoking made by the Corporation's President:

1. Quorum Verification

2. Reading of the Order of the Day
3. Statutory Reform – Authorized Capital Increase
4. Capitalization of the Company – Issuing of Shares
5. Designation of a Commission to study and approve the Minute of this meeting on behalf of the Assembly.

III. STATUTORY REFORM – CAPITAL INCREASE

Following the Order of the Day, the President said to the Shareholders that the Corporation's Board of Directors submits for consideration of the Shareholders Extraordinary General Assembly amendement of Article 6 of the By-laws, consisting on a capital increase authorized by the Corporation from Col.Ps.800M to Col.Ps.1.000MM, that is 80MM to 100MM shares, in order to issue shares up to an amount of Col.Ps.20.000MM, represented in 20MM shares.

The Corporation's President stated to the Shareholders the reasons that made the Board of Directors propose the mentioned Statutory Reform in order to increase the capital. Following the same order of ideas, the President reminded the Shareholders that they had been informed on such facts on the Management Report submitted by the Board of Directors and the President for consideration of the Shareholders Common Assembly in its last March 28 meeting.

Following, he read the text of the amendment to Article 6 of the Corporation's By-laws that will be submitted for approval of the Assembly meeting to be held tomorrow July 2; its acceptance was expressed:

ARTICLE SIX.- CAPITAL.- The authorized capital of Corporación Financiera del Valle S.A., is One million legal Colombian Pesos ($1.000.000.000.oo) divided into One Hundred Million (100.000.000) shares with a par value of ten legal Colombian pesos ($10.oo) each. **PARAGRAPH:** The authorized capital will be divided into Common Shares and Non-Voting Preferred Dividend Stocks.

IV. CAPITALIZATION OF THE COMPANY – ISSUING OF SHARES

Continuing with the order of the day, the President advised that the Corporation's by-laws contemplate that the regulation for the placement of shares may confer the holders of Non-Voting Preferred Dividend Stocks preference to subscribe common shares on an equal basis as Common Shareholders, and in this case, common shares will be issued on an exclusive basis.

Therefore, and taking into account the reasons stated on item III of the order of the day, an issuance of 20MM common shares, exclusively, is proposed by the Corporation's Board of Directors to this Assembly and to the Assembly to be held tomorrow, pursuant to the regulation described below:

SHARE PLACEMENT REGULATION

CORPORACION FINANCIERA DEL VALLE S.A.'s Board of Directors, duly authorized by the Bank and Security Superintendency, through Resolutions No. ______ dated ___ ___________,2003 and No. _____, respectively, and by the Shareholders Extraordinary General Assembly through Minute No. ___, dated ___.

RESOLVES

ARTICLE ONE.- To issue and place TWENTY MILLION (20.000.000) common shares with a par value of Ten Pesos (Col.Ps.10.oo) each.

ARTICLE TWO.- The shares of this ussuance will be offered on a preferable basis to Common Shareholders and to Non-Voting Preferred Dividend Shareholders listed on the Share Register and Encumbrance Book on the date the Corporation's Board of Directors approved this Regulation, proportionally to their share or their assignor's share on the offering date on the Corporation's equity.

ARTICLE THTREE.- Each shareholder will have the right to subscribe 0.302918558 common shares per share owned by him on the offering date.

PARAGRAPH.- Any eventual residue resulting from fractioning the shares does not give the right to subscribe an additional share; however, this may be negotiated by the shareholders in order to complete a whole share value.

ARTICLE FOUR.- Offering Announcement. Within fifteen (15) days following the authorization to this issuance by the Bank and Security Supereintendencies, whichever occurs later, the Corporation's President, or whoever takes his place, will offer the shares referred to in this Regulation, through an announcement published on a nation wide newspaper.

ARTICLE FIVE.- The Corporation's shareholders may use their preferred subscription right on the shares hereby referred to within fifteen (15) working days after the public announcement of the offering.

ARTICLE SIX.- Any share which has not been subscribed within the term indicated on the previous article, will be offered to the shareholders that have used their preferred right, who will submit their offers within ten (10) working days following the preferred subscription term expiration. In case the demand of shares exceeds the number of available shares, the interested person will be awarded the shares proportionally to the shares subscribed by him in the first turn.

ARTICLE SEVEN.- Any share that is not placed within the term hereby indicated, will be returned to the reserve as decided by the Board of Directors.

ARTICLE EIGHT.- The price of each share subscribed under the terms of this regulation will be ONE THOUSAND Colombian pesos (Col.Ps.1.000).

ARTICLE NINE.- Any share subscribed on any of the events hereby contemplated will be paid in cash upon its subscription.

The payment of the shares may be done at any of the Corporation's offices throughout the country.

ARTICLE TEN.- Any share subject to the regulated issuance will be rightful to the payment of the dividend resulting in year 2003, after making any legal or statutory required appropriation in order to meet all the provisions.

ARTICLE ELEVEN.- The preferred subscription right treated on Article Five may be negotiated since the offering announcement date under the terms established by article 389 of the Commerce Code.

ARTICLE TWELVE.- All the terms indicated on this Regulation expire on the stated day, upon the closing of the Corporation's operations on that day. If the term expiration falls on a Saturday, Sunday or a Holliday, the following working day shall be considered as the term expiration date.

ARTICLE THIRTEEN.- The Board of Directors will solve any doubt thata may arise with respect to the interpretation and application of this Regulation.

ARTICLE FOURTEEN.- In case a shareholder subscribes any share of the ones issued hereby, and as a result he ends up having 10.0% or more of the shares subscribed by the Corporation, or his ownership interest is increased above this percentage, including the issued shares, he is required to previously obtain an authorization from the Bank Superintendency.

The Non-Voting Preferred Dividend Stockholders taking into account the explanations given by the President, agreed on the issuance of 20MM common shares, pursuant

to the read regulation, which was approved with 5.728.188 voting shares, because the representative of Fondos Fiducolombia S.A. GDR Program Corfivalle y Fiducolombia S.A. Rule 144A ADR Program Corfivalle does not a vote, as the power granted to her is only valid to attend the meeting.

V. DESIGNATION OF A COMMISSION TO STUDY AND APPROVE THE MINUTE OF THIS MEETING ON BEHALF OF THE ASSEMBLY

As there are no other subjects to be treated in the Order of the Day, the Extraordinary General Assembly Meeting of Corporación Financiera del Valle S.A., using the powers conferred by Article 36 of the by-laws, designated a commission made up by Mrs. Amparo Murillo Betancourt and Cecilia Cecilia Garzón Castrillón to study and approve on behalf of the Shareholders' General Assembly Minute No. 013 dated July 1, 2003.

Upon completing the order of the day and by request of the Shareholders, Mr. Alejandro Zaccour explained the last regulatory changes and its incidences on the Corporation's resultas at May 2003.

As there was no other subjects to be treated, the attendance of the Shareholders to the Extraordinay Assembly is appreciated and the meeting is concluded.

At 5:30 p.m. and as there was other subect to be treated, the meeting is adjourned

THE PRESIDENT, | **THE SECRETARY,**

ALEJANDRO ZACCOUR URDINOLA | **OSCAR CAMPO SAAVEDRA**

FILE No. 823437

03 SEP 15 AM 7:21

ACTA No. 013

En la Ciudad de Santiago de Cali, el primero (1°.) de julio de dos mil tres (2003), siendo las 4:30 p.m., se reunió en la Sala de Juntas de la Corporación Financiera del Valle S.A., piso 23, la Asamblea General Extraordinaria de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., previa convocatoria realizada en cumplimiento de los ordenamientos del Artículo 31 de los Estatutos Sociales, por medio de aviso publicado en los Diarios El País y La República, edición número 19.105 y 16.295, respectivamente, el viernes trece (13) de Junio de 2003.

El texto del aviso de convocatoria publicado fue el siguiente:

**"EL PRESIDENTE DE LA
CORPORACION FINANCIERA DEL VALLE S.A.
SE PERMITE CONVOCAR:**

A la Asamblea General Extraordinaria de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 1°. de julio de 2003, en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 # 4-47, piso 23, a partir de las 4:30 p.m..

Igualmente convoca a la Asamblea General Extraordinaria de Accionistas a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 02 de julio de 2003, a partir de las 10:00 a.m., en el Salón 5, piso 9 del Club de Ejecutivos, situado en la Avenida 4 Norte No. 23DN-65 de Cali.

El Orden del Día será el siguiente para cada una de las asambleas:

1. Verificación del Quórum
2. Lectura del Orden del Día
3. Reforma Estatutaria - Aumento del Capital Autorizado
4. Capitalización de la Sociedad - Emisión de Acciones
5. Designación de la Comisión que a nombre de la Asamblea estudie y de su aprobación al Acta correspondiente a la reunión

Se ruega a los Señores Accionistas que no puedan concurrir personalmente a las Asambleas, designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representan.

**ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, Junio 13 de 2003"**

I. VERIFICACION DEL QUORUM

El Presidente pidió al Secretario informar acerca del número de acciones que se encontraban presentes o debidamente representadas y éste indicó que se encontraban 7.129.208 acciones con Dividendo Preferencial y sin Derecho a Voto de las 9.298.994 acciones que tiene emitidas la Corporación en esta clase de acciones, lo que representa el 76.67%, así:

Accionista	No. Acciones	Representada	Calidad
Fiducolombia S.A. GDR Program Corfivalle	1.380.222	Claudia Ximena Moncayo T.	Apoderada
Fiducolombia S.A. Rule 144A ADR Program Corfivalle	20.798	Claudia Ximena Moncayo T.	Apoderada
Colombiana de Licitaciones y Concesiones Ltda..	3.031.625	Cecilia Garzón Castrillón	Apoderada
Duque Salazar Nestor	14	Nestor Duque Salazar	Nombre propio
Fondo de Pensiones Obligatorias Porvenir	2.614.455	Cecilia Garzón Castrillón	Apoderada
Londoño Gálvis Alfredo	19.202	Alfredo Londoño Gálvis	Nombre propio
Quintero Correa Yesid Antonio	28.072	Yesid Antonio Quintero Correa	Nombre propio
Salom Zaidan Luis Carlos	30.634	Luis Carlos Salom Zaidan	Nombre propio
Sarria de Mora María Helena	4.186	Maria Helena Sarria de Mora	Nombre propio
	7.129.208		

II. CONSIDERACION DEL ORDEN DEL DIA

Los asistentes por unanimidad aprobaron el siguiente Orden del Día de conformidad con la citación hecha por el Presidente de la Corporación:

1. Verificación del Quórum

2. Lectura del Orden del Día
3. Reforma Estatutaria - Aumento del Capital Autorizado
4. Capitalización de la Sociedad - Emisión de Acciones
5. Designación de la Comisión que a nombre de la Asamblea estudie y de su aprobación al Acta correspondiente a la reunión.

III. REFORMA ESTATUTARIA - AUMENTO DE CAPITAL

Siguiendo el Orden del Día, el Presidente indicó a los Accionistas que la Junta Directiva de la Corporación pondrá a consideración de la Asamblea General Extraordinaria de Accionistas Ordinarios y de los Accionistas con Dividendo Preferencial y sin Derecho a Voto que se celebrará el día de mañana, la modificación del Artículo 6°. de los Estatutos Sociales, consistente en el aumento del capital autorizado de la Corporación de $800MM a $1.000MM, es decir, de 80MM a 100MM de acciones, con el fin de poder efectuar una emisión de acciones hasta por $20.000MM, representadas en 20MM de acciones.

El Presidente de la Corporación expresó a los Señores Accionistas los motivos que llevaron a la Junta Directiva a proponer la Reforma Estatutaria mencionada con el propósito de aumentar el capital. En este orden de ideas, el Presidente recordó a los Señores Accionistas que en la pasada Asamblea Ordinaria de Accionistas celebrada el 28 de marzo, fueron informados de estos hechos en el Informe de Gestión presentado por la Junta Directiva y el Presidente a consideración de este organismo.

A continuación dio lectura al texto de la reforma del Artículo Sexto de los Estatutos Sociales de la Corporación, que será presentado para aprobación de la Asamblea que se celebrará el día de mañana 2 de julio, con el cual estuvieron de acuerdo.

ARTICULO SEXTO.- CAPITAL.- El capital autorizado de la Corporación Financiera del Valle S.A., es de Un mil Millones de Pesos ($1.000.000.000.oo) moneda legal colombiana, dividido en Cien Millones (100.000.000) de acciones de valor nominal de diez pesos ($10.oo) moneda legal colombiana cada una. **PARAGRAFO:** El capital autorizado estará dividido en Acciones Ordinarias y en Acciones con Dividendo Preferencial y sin Derecho a Voto.

IV. CAPITALIZACION DE LA SOCIEDAD – EMISION DE ACCIONES

Continuando con el orden del día, el Presidente informó que los Estatutos Sociales de la Corporación contemplan que el reglamento de colocación de acciones podrá conferir a los tenedores con Dividendo Preferencial y sin Derecho a Voto, preferencia para suscribir

acciones ordinarias en igualdad de condiciones a los Accionistas Ordinarios, caso en el cual podrán emitirse exclusivamente acciones ordinarias.

Con base en lo anterior y teniendo en cuenta los motivos expuestos en el punto III del orden del día, la Junta Directiva de la Corporación propone a esta Asamblea y a la Asamblea a celebrarse en el día de mañana una emisión de hasta 20MM de acciones ordinarias exclusivamente, de conformidad con el reglamento que se transcribe a continuación:

REGLAMENTO DE COLOCACION DE ACCIONES

La Junta Directiva de la CORPORACION FINANCIERA DEL VALLE S.A., debidamente autorizada por las Superintendencias Bancaria y de Valores, mediante Resoluciones No. ______ de ___ de ___________ de 2003 y No. _____, respectivamente, y por la Asamblea General Extraordinaria de Accionistas mediante Acta No. ___ de ________________.

RESUELVE

ARTICULO PRIMERO.- Emitir y colocar VEINTE MILLONES (20.000.000) DE ACCIONES Ordinarias de valor nominal de Diez Pesos ($10.oo) cada una.

ARTICULO SEGUNDO.- Las acciones de esta emisión serán ofrecidas preferencialmente a los accionistas Ordinarios y a los accionistas con Dividendo Preferencial y sin Derecho a Voto que aparezcan inscritos en el Libro de Registro y Gravamen de Acciones en la fecha en que la Junta Directiva de la Corporación aprobó este reglamento, en la proporción que ellos o sus cedentes posean en la fecha de la oferta sobre el capital social de la Corporación.

ARTICULO TERCERO.- La proporción en que dichos accionistas tendrán derecho a suscribir será de 0.302918558 acciones Ordinarias por cada acción que posean en la fecha de formulación de la oferta.

PARAGRAFO.- Los eventuales residuos por fracciones de acción no dan derecho a suscribir una acción adicional, pero podrán ser negociados por los accionistas para efectos de completar acciones enteras.

ARTICULO CUARTO.- Publicación de la Oferta. Dentro de los QUINCE (15) días hábiles siguientes a la autorización de la presente emisión por parte de las Superintendencias

Bancaria y de Valores, la última que ocurra, el Presidente de la Corporación, o quien haga sus veces, ofrecerá las acciones a que se refiere el presente Reglamento, por medio de un aviso publicado en un periódico de amplia circulación nacional.

ARTICULO QUINTO.- Los accionistas de la Corporación podrán hacer uso de su derecho de suscripción preferencial sobre las acciones a que se refiere el presente Reglamento dentro de los quince (15) días hábiles siguientes al de la publicación de esta oferta.

ARTICULO SEXTO.- Las acciones que no fueren suscritas dentro del plazo indicado en el artículo anterior, serán ofrecidas a los accionistas que hayan hecho uso de su derecho de preferencia, quienes deberán presentar ofertas dentro de los diez (10) días hábiles siguientes al vencimiento del término de suscripción preferencial. Si hubiese demanda por un número de acciones superior al disponible, se hará una adjudicación entre los interesados, a prorrata de las acciones suscritas por los interesados en la primera vuelta.

ARTICULO SEPTIMO.- Las acciones que no fueren colocadas dentro de los plazos indicados en el presente Reglamento, volverán a la reserva a disposición de la Junta Directiva.

ARTICULO OCTAVO.- El precio de cada acción para ser suscrita en los términos del presente reglamento será de UN MIL ($1.000) PESOS.

ARTICULO NOVENO.- Las acciones suscritas en cualquiera de los eventos contemplados en el presente reglamento, deberán pagarse de contado en el momento de su suscripción.

El pago de las acciones podrá hacerse en cualquiera de las oficinas de la Corporación en el país.

ARTICULO DECIMO.- Toda acción objeto de la emisión que se reglamenta tendrá derecho al pago del dividendo que resultare en el ejercicio 2003, una vez se hayan dispuesto las apropiaciones de carácter legal o estatutario que sean necesarios para cumplir todas las disposiciones.

ARTICULO DECIMOPRIMERO.- El derecho de suscripción preferencial de que trata el artículo Quinto, es negociable desde la fecha del aviso de la oferta en los términos establecidos por el artículo 389 del Código de Comercio.

ARTICULO DECIMOSEGUNDO.- Todos los plazos fijados en el presente Reglamento vencen el día señalado, al cierre de operaciones de la Corporación en ese día. Si el día del vencimiento del plazo fuere sábado, domingo o feriado, se entenderá como vencimiento del plazo el día hábil siguiente.

ARTICULO DECIMOTERCERO.- La Junta Directiva resolverá las dudas que se presenten en relación con la interpretación y aplicación de este Reglamento.

ARTICULO DECIMOCUARTO.- En el evento en que un accionista suscribiere acciones de las emitidas mediante este Reglamento y en tal virtud llegare a tener la propiedad del 10.0% ó más de las acciones suscritas de la Corporación o incrementare su participación por encima de ese porcentaje, incluidas las que se emiten, deberá obtener previamente a la suscripción autorización de la Superintendencia Bancaria.

La Asamblea de Accionistas con Dividendo Prefencial y sin Derecho a Voto, teniendo en cuenta las explicaciones dadas por el Presidente, estuvo de acuerdo con la emisión de las 20MM de acciones ordinarias exclusivamente, de conformidad con el reglamento leído, el cual fue aprobado con el voto de 5.728.188 acciones, por cuanto la representante de los Fondos Fiducolombia S.A. GDR Program Corfivalle y Fiducolombia S.A. Rule 144A ADR Program Corfivalle no vota , porque el poder otorgado a ella sólo tenía validez para efectos de asistencia a la Asamblea.

V. DESIGNACIÓN DE LA COMISIÓN QUE A NOMBRE DE LA ASAMBLEA ESTUDIE Y DE SU APROBACIÓN AL ACTA CORRESPONDIENTE A LA REUNIÓN.

No habiendo más asuntos que tratar en el Orden del Día, la Asamblea General Extraordinaria de Accionistas de la Corporación Financiera del Valle S.A., en uso de las facultades que le confiere el Artículo 36 de los estatutos sociales, designó una comisión integrada por la Doctora Cecilia Garzón Castrillón y el Doctor Yesid Antonio Quintero Correa para que a nombre de la Asamblea General de Accionistas de la compañía estudie el Acta No. 013 correspondiente a la reunión de hoy 1°. de julio de 2003, y le dé su aprobación.

Agotado el orden del día y por solicitud de uno de los Accionistas, el Doctor Alejandro Zaccour explicó los últimos cambios regulatorios y sus incidencias en los resultados de la Corporación a Mayo de 2003.

No habiendo más asuntos que tratar, agradece a los Accionistas su presencia en la Asamblea Extraordinaria y la declara concluida.

Siendo las 5:30 p.m. y no habiendo más asuntos que tratar se levantó la sesión.

EL PRESIDENTE, | **EL SECRETARIO,**

ALEJANDRO ZACCOUR URDINOLA | **OSCAR CAMPO SAAVEDRA**

FILE No. 823437

03 SEP 15 7:21

CORPORACION FINANCIERA DEL VALLE S.A.

MINUTE No. 056

In the city of Cali, on July 2, 2003, at 10:00 a.m., an Extraordinary General Assembly Meeting of Common Shareholders and a Non-Voting Preferred Stockholder meeting of Corporacion Financiera del Valle S.A. were held, with previous convoking, pursuant to Article 31 of the By-Laws, through an announcement published on El Pais and La Republica newspapers , issues number 19.105 and 16.295, respectively, on June 13, 2003.

The text of the published announcement was the following:

"THE PRESIDENT OF
CORPORACION FINANCIERA DEL VALLE S.A.
IS HEREBY CALLING :

To the Non-Voting Preferred Stockholders Extraordinary General Assembly Meeting to be held on July 1, 2003, at Corporacion Financiera del Valle's headquarters, located at Calle 10 # 4-47, piso 23, at 4:30 p.m..

The Extraordinary General Assembly Meeting of Common Shareholders and of Non-Voting Preferred Dividend Stockholders Meeting are also called to be held on July 2, 2003, at 10:00 a.m. at Salón 5, piso 9, Club de Ejecutivos, located at Avenida 4 Norte No. 23DN-65, Cali.

The Order of the Day for both assemblies will be the following:

1. Quorum Verification
2. Reading of the Order of the Day
3. Statutory reform – Authorized Capital Increase
4. Capitalization of the company – Issuing of shares
5. Designation of a Commission to study and approve the Minute of this meeting on behalf of the Assembly

Any shareholder who may not attend the Assemblies is kindly requested to designate proxies representing them through written communication sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented.

ALEJANDRO ZACCOUR URDINOLA
President
Cali, June 13, 2003"

I. QUORUM VERIFICATION

The President asked the secretary to report on the number of shares present or duly represented and advised that 38.221.693 common shares of the 56.725.353 Common shares subscribed and paid by the Corporation in this type of shares, and 7.047.100 Non-Voting Preferred Dividend Shares of the 9.298.994 shares in which the Corporation's equity is divided into this type of shares are present, accounting for 67.38% and 75.78% respectively, as follows:

Shareholder	No. Shares	Represented	Acting as
Amalfi S.A.	4.880.142	Mario Scarpetta Gnecco	Legal Rep.
Banco Andino Colombia S.A. En Liquidación	4.758.000	Mario Ruíz	Proxy
Banco de Bogotá	6.090.774	Nubia Montes de Occa de Tobón	Proxy
Banco de Occidente	1.581.853	Bernardo Escobar	Proxy
Banco Popular	4.727.523	José María Dominguez	Proxy
Cementos del Valle S.A.	1.828.601	Alejandro Zuluaga	Proxy
Factoring de los Andes S.A.	22.170	Cecilia Garzón Castrillón	Proxy
Federación Nal. de Cafeteros de Colombia – Recursos Propios	2.747.251	Amparo Murillo Betancourt	Proxy
Federación Nal. de Cafeteros-Comité Dental. De Cafeteros	2.148.454	Amparo Murillo Betancourt	Proxy
Federación Nal. De Cafeteros de Colombia - Como Administradora del Fondo Nal. Del Café	1.205.947	Amparo Murillo Betancourt	Proxy
Fondo de Cesantías Porvenir	1.000.000	Cecilia Garzón Castrillón	Proxy

Shareholder	No. Shares	Represented	Acting as
Fondo de Pensiones Obligatorias Porvenir	653.541	Cecilia Garzón Castrillón	Proxy
Fondo de Pensiones Voluntarias Porvenir	500.000	Cecilia Garzón Castrillón	Proxy
Industrias de Envases S.A.	871.015	Vicente Borrero	Proxy
Ingenio del Cauca S.A.	32.471	Vicente Borrero	Proxy
Ingenio Providencia S.A.	3.203.688	Vicente Borrero	Proxy
Scarpetta Gnecco Mario	653.586	Mario Scarpetta Gnecco	On his own behalf
Scarpetta Gnecco Lilly	646.984	Sonia López Solarte	Proxy
Scarpetta de Piedrahita Gloria	646.822	Sonia López Solarte	Proxy
Scarpetta Gnecco Consuelo	20.650	Sonia López Solarte	On her own behalf
Valencia Jorge Alberto	2.221	Jorge Alberto Valencia	On his own behalf
	----------------		
	38.221.693		
	=========		

Non-Voting Preferred Dividend Shares

Shareholder	No. Shares	Represented	Acting as
Fiducolombia S.A. GDR Program Corfivalle	1.380.222	Claudia Ximena Moncayo T.	Proxy
Fiducolombia S.A. Rule 144A ADR Program Corfivalle	20.798	Claudia Ximena Moncayo T.	Proxy
Colombiana de Licitaciones y concesiones Ltda..	3.031.625	Cecilia Garzón Castrillón	Proxy

Shareholder	No. Shares	Represented	Acting as
Fondo de Pensiones Obligatorias Porvenir	2.614.455	Cecilia Garzón Castrillón	Proxy
	----------------		
	7.047.100		
	=========		

II. CONSIDERATION OF THE ORDER OF THE DAY

The attendants unanimously approved the following Order of the Day pursuant to the convoking by the Corporation's President:

1. Quorum Verification
2. Reading of the Order of the Day
3. Statutory Reform – Authorized Capital Increase
4. Capitalization of the Company – Issuing of Shares
5. Designation of a Commission to study and approve the Minute of this meeting on behalf of the Assembly.

III. STATUTORY REFORM – CAPITAL INCREASE

Following the Order of the Day, the President said to the Shareholders that the Corporation's Board of Directors submits for consideration of the Shareholders Extraordinary General Assembly amendement of Article 6 of the By-laws, consisting on a capital increase authorized by the Corporation from Col.Ps.800M to Col.Ps.1.000MM, that is 80MM to 100MM shares, in order to issue shares up to an amount of Col.Ps.20.000MM, represented in 20MM shares.

The Corporation's President stated to the Shareholders the reasons that made the Board of Directors propose the mentioned Statutory Reform in order to increase the capital. Following the same order of ideas, the President reminded the Shareholders that they had been informed on such facts on the Management Report submitted by the Board of Directors and the President for consideration of the Shareholders Common Assembly in its last March 28 meeting.

Following, he read the text of the amendment to Article 6 of the Corporation's By-laws:

ARTICLE SIX.- CAPITAL.- The autorized capital of Corporación Financiera del Valle S.A., is One million legal Colombian Pesos ($1.000.000.000.oo) divided into One Hundred

Million (100.000.000) shares with a par value of ten legal Colombian pesos ($10.oo) each. **PARAGRAPH:** The authorized capital will be divided into Common Shares and Non-Voting Preferred Stocks.

The previous amendment was approved with the required quorum for this type of acts, that is by 38.221.693 Common Shares and 5.646.080 Non-Voting Preferred Stocks, as the representative of Fondos Fiducolombia S.A. GDR Program Corfivalle and Fiducolombia S.A. Rule 144A ADR Program Corfivalle is a non-voting person, because the power granted to her is only valid to attend the Assembly.

IV. CAPITALIZATION OF THE COMPANY – ISSUING OF SHARES

Pursuant to the Non-Voting Preferred Stockholders Assembly held yesterday, the President submitted for consideration of the Shareholders General Assembly an issuance up to 20MM exclusively common shares, pursuant to the following regulation:

SHARE PLACEMENT REGULATION

CORPORACION FINANCIERA DEL VALLE S.A.'s board of Directors, duly authorized by the Bank and Security Superintendency, through Resolutions No. ______ dated ___ ___________,2003 and No. _____, respectively, and by the Shareholders Extraordinary General Assembly through Minute No. ___, dated ___.

RESOLVES

ARTICLE ONE.- To issue and place TWENTY MILLION (20.000.000) common shares with a par value of Ten Pesos (Col.Ps.10.oo) each.

ARTICLE TWO.- The shares of this ussuance will be offered on a preferable basis to Common Shareholders and to Non-Voting Preferred Dividend Shareholders listed on the Share Register and Encumbrance Book on the date the Corporation's Board of Directors approved this Regulation, proportionally to their share or their assignor's share on the offering date on the Corporation's equity.

ARTICLE THREE. Each shareholder will have the right to subscribe 0.302918558 common shares per share owned by him on the offering date.

PARAGRAPH.- Any eventual residue resulting from fractioning the shares does not give the right to subscribe an additional share; however, this may be negotiated by the shareholders in order to complete a whole share value.

ARTICLE FOUR.- Offering Announcement. Within fifteen (15) days following the authorization to this issuance by the Bank and Security Supereintendencies, whichever occurs later, the Corporation's President, or whoever takes his place, will offer the shares referred to in this Regulation, through an announcement published on a nation wide newspaper.

ARTICLE FIVE.- The Corporation's shareholders may use their preferred subscription right on the shares hereby referred to within fifteen (15) working days after the public announcement of the offering.

ARTICLE SIX.- Any share which has not been subscribed within the term indicated on the previous article, will be offered to the shareholders that have used their preferred right, who will submit their offers within ten (10) working days following the preferred subscription term expiration. In case the demand of shares exceeds the number of available shares, the interested person will be awarded the shares proportionally to the shares subscribed by him in the first turn.

ARTICLE SEVEN.- Any share that is not placed within the term hereby indicated, will be returned to the reserve as decided by the Board of Directors.

ARTICLE EIGHT.- The price of each share subscribed under the terms of this regulation will be ONE THOUSAND Colombian pesos (Col.Ps.1.000).

ARTICLE NINE.- Any share subscribed on any of the events hereby contemplated will be paid in cash upon its subscription.

The payment of the shares may be done at any of the Corporation's offices throughout the country.

ARTICLE TEN.- Any share subject to the regulated issuance will be rightful to the payment of the dividend resulting in year 2003, after making any legal or statutory required appropriation in order to meet all the provisions.

ARTICLE ELEVEN.- The preferred subscription right treated on Article Five may be negotiated since the offering announcement date under the terms established by article 389 of the Commerce Code.

ARTICLE TWELVE.- All the terms indicated on this Regulation expire on the stated day, upon the closing of the Corporation's operations on that day. If the term expiration falls on a Saturday, Sunday or a Holliday, the following working day shall be considered as the term expiration date.

ARTICLE THIRTEEN.- The Board of Directors will solve any doubt that may with respect to the interpretation and application of this Regulation.

ARTICLE FOURTEEN.- In case a shareholder subscribes any share of the ones issued hereby and as a result he ends up having 10.0% or more of the shares subscribed by the Corporation, or his ownership interest is increased above this percentage, including the issued shares, he shall previously obtain an authorization from the Bank Superintendency.

The Shareholders' General Assembly Meeting approved the previously read regulation with the unanimous vote of the common shares present at the meeting, that is 38.221.693 Common Shares, and 5.646.080 Non-Voting Preferred Dividend Stocks, because votes from foreign funds are not taken into account, and the Board of Directors was empowered to amend the regulation when necessary. Also, the Board of Directors was authorized to submit a share issuance and placement prospectus, approved by such body, and granting the Board of Directors full powers to delegate in one of the Corporation's Legal Representatives the making of any pertinent amendment on the prospect as requested by the Bank and Security Superintendency.

V. DESIGNATION OF A COMMISSION TO STUDY AND APPROVE ON BEHALF OF THE ASSSEMBLY, THE MINUTE OF THIS MEETING.

As there are no other subjects to be treated in the Order of the Day, the Extraordinary General Assembly Meeting of Corporación Financiera del Valle S.A., using the powers conferred by Article 36 of the by-laws, designated a commission made up by by Mrs. Amparo Murillo Betancourt and Cecilia Cecilia Garzón Castrillón to study and approve on behalf of the Shareholders' General Assembly Minute No. 056 dated July 2, 2003.

Upon completing the order of the day and by request of the Shareholders, Mr. Alejandro Zaccour explained the last regulatory changes and its incidences on the Corporation's results at May 2003.

As there was no other subjects to be treated, the attendance of the Shareholders to the Extraordinay Assembly is appreciated and the meeting is concluded.

At 11:00 a.m. and as there was no other subject to be treated, the meeting was finished.

THE PRESIDENT,	**THE SECRETARY,**
ALEJANDRO ZACCOUR URDINOLA	**OSCAR CAMPO SAAVEDRA**

FILE No. 823437

03 SEP 15 ... 7:21

ACTA No. 056

En la ciudad de Cali, a los 2 días del mes de julio de 2003, siendo las 10:00 a.m., se reunió en el Salón 5, piso 9 del Club de Ejecutivos, situado en la Avenida 4 Norte No. 23DN-65 de Cali, la Asamblea General Extraordinaria de Accionistas Ordinarios y de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., previa convocatoria realizada en cumplimiento de los ordenamientos del Artículo 31 de los Estatutos Sociales, por medio de aviso publicado en los Diarios El País y La República, edición número 19.105 y 16.295, respectivamente, el viernes13 de junio de 2003.

El texto del aviso de convocatoria publicado fue el siguiente:

"EL PRESIDENTE DE LA
CORPORACION FINANCIERA DEL VALLE S.A.
SE PERMITE CONVOCAR:

A la Asamblea General Extraordinaria de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 1°. de julio de 2003, en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 # 4-47, piso 23, a partir de las 4:30 p.m..

Igualmente convoca a la Asamblea General Extraordinaria de Accionistas a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 02 de julio de 2003, a partir de las 10:00 a.m., en el Salón 5, piso 9 del Club de Ejecutivos, situado en la Avenida 4 Norte No. 23DN-65 de Cali.

El Orden del Día será el siguiente para cada una de las asambleas:

1. Verificación del Quórum
2. Lectura del Orden del Día
3. Reforma Estatutaria - Aumento del Capital Autorizado
4. Capitalización de la Sociedad - Emisión de Acciones
5. Designación de la Comisión que a nombre de la Asamblea estudie y de su aprobación al Acta correspondiente a la reunión

Se ruega a los Señores Accionistas que no puedan concurrir personalmente a las Asambleas, designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representan.

ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, Junio 13 de 2003"

I. VERIFICACION DEL QUORUM

El Presidente pidió al Secretario informar acerca del número de acciones que se encontraban presentes o debidamente representadas y éste indicó que se encontraban 38.221.693 acciones ordinarias de las 56.725.353 acciones Ordinarias que tiene suscritas y pagadas la Corporación en esta clase de acciones, y 7.047.100 acciones con Dividendo Preferencial y sin Derecho a Voto de las 9.298.994 acciones en que se encuentra dividido el capital social de la Corporación en esta clase de acciones, lo que representa el 67.38% y el 75.78% respectivamente, así:

Accionista	**No. Acciones**	**Representada**	**Calidad**
Amalfi S.A.	4.880.142	Mario Scarpetta Gnecco	Rep. Legal
Banco Andino Colombia S.A. En Liquidación	4.758.000	Mario Ruíz	Apoderado
Banco de Bogotá	6.090.774	Nubia Montes de Occa de Tobón	Apoderada
Banco de Occidente	1.581.853	Bernardo Escobar	Apoderado
Banco Popular	4.727.523	José María Dominguez	Apoderado
Cementos del Valle S.A.	1.828.601	Alejandro Zuluaga	Apoderado
Factoring de los Andes S.A.	22.170	Cecilia Garzón Castrillón	Apoderada
Federación Nal. de Cafeteros de Colombia – Recursos Propios	2.747.251	Amparo Murillo Betancourt	Apoderada
Federación Nal. de Cafeteros- Comité Dental. De Cafeteros	2.148.454	Amparo Murillo Betancourt	Apoderada
Federación Nal. De Cafeteros de Colombia - Como Administradora del Fondo Nal. Del Café	1.205.947	Amparo Murillo Betancourt	Apoderada
Fondo de Cesantías Porvenir	1.000.000	Cecilia Garzón Castrillón	Apoderada

Accionista	No. Acciones	Representada	Calidad
Fondo de Pensiones Obligatorias Porvenir	653.541	Cecilia Garzón Castrillón	Apoderada
Fondo de Pensiones Voluntarias Porvenir	500.000	Cecilia Garzón Castrillón	Apoderada
Industrias de Envases S.A.	871.015	Vicente Borrero	Apoderado
Ingenio del Cauca S.A.	32.471	Vicente Borrero	Apoderado
Ingenio Providencia S.A.	3.203.688	Vicente Borrero	Apoderado
Scarpetta Gnecco Mario	653.586	Mario Scarpetta Gnecco	Nombre Propio
Scarpetta Gnecco Lilly	646.984	Sonia López Solarte	Apoderada
Scarpetta de Piedrahita Gloria	646.822	Sonia López Solarte	Apoderada
Scarpetta Gnecco Consuelo	20.650	Sonia López Solarte	Apoderada
Valencia Jorge Alberto	2.221	Jorge Alberto Valencia	Nombre Propio
	---------------		
	38.221.693		
	========		

Acciones con Dividendo Preferencial y sin Derecho a Voto

Accionista	No. Acciones	Representada	Calidad
Fiducolombia S.A. GDR Program Corfivalle	1.380.222	Claudia Ximena Moncayo T.	Apoderada
Fiducolombia S.A. Rule 144A ADR Program Corfivalle	20.798	Claudia Ximena Moncayo T.	Apoderada
Colombiana de Licitaciones y Concesiones Ltda..	3.031.625	Cecilia Garzón Castrillón	Apoderada

Accionista	No. Acciones	Representada	Calidad
Fondo de Pensiones Obligatorias Porvenir	2.614.455	Cecilia Garzón Castrillón	Apoderada
	---------------		
	7.047.100		
	=========		

II. CONSIDERACION DEL ORDEN DEL DIA

Los asistentes por unanimidad aprobaron el siguiente Orden del Día de conformidad con la citación hecha por el Presidente de la Corporación:

1. Verificación del Quórum
2. Lectura del Orden del Día
3. Reforma Estatutaria - Aumento del Capital Autorizado
4. Capitalización de la Sociedad - Emisión de Acciones
5. Designación de la Comisión que a nombre de la Asamblea estudie y de su aprobación al Acta correspondiente a la reunión.

III. REFORMA ESTATUTARIA - AUMENTO DE CAPITAL

Siguiendo el Orden del Día, el Presidente indicó a los Accionistas que la Junta Directiva de la Corporación pone a consideración de la Asamblea General Extraordinaria de Accionistas la modificación del Artículo 6°. de los Estatutos Sociales, consistente en el aumento del capital autorizado de la Corporación de $800M a $1.000MM, es decir de 80MM a 100MM de acciones, con el fin de efectuar una emisión de acciones hasta por $20.000MM, representadas en 20MM de acciones.

El Presidente de la Corporación expresó a los Señores Accionistas los motivos que llevaron a la Junta Directiva a proponer la Reforma Estatutaria mencionada con el propósito de aumentar el capital. En este orden de ideas, el Presidente recordó a los Señores Accionistas que en la pasada Asamblea Ordinaria de Accionistas celebrada el 28 de marzo, fueron informados de estos hechos en el Informe de Gestión presentado por la Junta Directiva y el Presidente a consideración de este organismo.

El Presidente recordó a los Señores Accionistas que en la pasada Asamblea Ordinaria de Accionistas celebrada el 28 de marzo, fueron informados de estos hechos en el Informe

de Gestión presentado por la Junta Directiva y el Presidente a consideración de este organismo.

A continuación dio lectura al texto de la reforma del Artículo Sexto de los Estatutos Sociales de la Corporación:

ARTICULO SEXTO.- CAPITAL.- El capital autorizado de la Corporación Financiera del Valle S.A., es de Un mil Millones de Pesos ($1.000.000.000.oo) moneda legal colombiana, dividido en Cien Millones (100.000.000) de acciones de valor nominal de diez pesos ($10.oo) moneda legal colombiana cada una. **PARAGRAFO:** El capital autorizado estará dividido en Acciones Ordinarias y en Acciones con Dividendo Preferencial y sin Derecho a Voto.

La anterior reforma fue aprobada con el quórum necesario para esta clase de actos, es decir, por 38.221.693 Acciones Ordinarias y 5.646.080 Acciones con Dividendo Preferencial y sin Derecho a Voto, por cuanto la representante de los Fondos Fiducolombia S.A. GDR Program Corfivalle y Fiducolombia S.A. Rule 144A ADR Program Corfivalle no vota, porque el poder otorgado a ella sólo tenía validez para efectos de asistencia a la Asamblea.

IV. CAPITALIZACION DE LA SOCIEDAD – EMISION DE ACCIONES

De conformidad con la aprobación de la Asamblea de Accionistas con Dividendo Preferencial y sin Derecho de Voto celebrada el día de ayer, el Presidente sometió a consideración de la Asamblea General de Accionistas una emisión de hasta 20MM de acciones ordinarias exclusivamente, de acuerdo con el reglamento que leyó a continuación:

REGLAMENTO DE COLOCACION DE ACCIONES

La Junta Directiva de la CORPORACION FINANCIERA DEL VALLE S.A., debidamente autorizada por las Superintendencias Bancaria y de Valores, mediante Resoluciones No. ______ de ___ de ___________ de 2003 y No. _____, respectivamente, y por la Asamblea General Extraordinaria de Accionistas mediante Acta No. ___ de _______________.

RESUELVE

ARTICULO PRIMERO.- Emitir y colocar VEINTE MILLONES (20.000.000) DE ACCIONES Ordinarias de valor nominal de Diez Pesos ($10.oo) cada una.

ARTICULO SEGUNDO.- Las acciones de esta emisión serán ofrecidas preferencialmente a los accionistas Ordinarios y a los accionistas con Dividendo Preferencial y sin Derecho a Voto que aparezcan inscritos en el Libro de Registro y Gravamen de Acciones en la fecha en que la Junta Directiva de la Corporación aprobó este reglamento, en la proporción que ellos o sus cedentes posean en la fecha de la oferta sobre el capital social de la Corporación.

ARTICULO TERCERO.- La proporción en que dichos accionistas tendrán derecho a suscribir será de 0.302918558 acciones Ordinarias por cada acción que posean en la fecha de formulación de la oferta.

PARAGRAFO.- Los eventuales residuos por fracciones de acción no dan derecho a suscribir una acción adicional, pero podrán ser negociados por los accionistas para efectos de completar acciones enteras.

ARTICULO CUARTO.- Publicación de la Oferta. Dentro de los QUINCE (15) días hábiles siguientes a la autorización de la presente emisión por parte de las Superintendencias Bancaria y de Valores, la última que ocurra, el Presidente de la Corporación, o quien haga sus veces, ofrecerá las acciones a que se refiere el presente Reglamento, por medio de un aviso publicado en un periódico de amplia circulación nacional.

ARTICULO QUINTO.- Los accionistas de la Corporación podrán hacer uso de su derecho de suscripción preferencial sobre las acciones a que se refiere el presente Reglamento dentro de los quince (15) días hábiles siguientes al de la publicación de esta oferta.

ARTICULO SEXTO.- Las acciones que no fueren suscritas dentro del plazo indicado en el artículo anterior, serán ofrecidas a los accionistas que hayan hecho uso de su derecho de preferencia, quienes deberán presentar ofertas dentro de los diez (10) días hábiles siguientes al vencimiento del término de suscripción preferencial. Si hubiese demanda por un número de acciones superior al disponible, se hará una adjudicación entre los interesados, a prorrata de las acciones suscritas por los interesados en la primera vuelta.

ARTICULO SEPTIMO.- Las acciones que no fueren colocadas dentro de los plazos indicados en el presente Reglamento, volverán a la reserva a disposición de la Junta Directiva.

ARTICULO OCTAVO.- El precio de cada acción para ser suscrita en los términos del presente reglamento será de UN MIL ($1.000) PESOS.

ARTICULO NOVENO.- Las acciones suscritas en cualquiera de los eventos contemplados en el presente reglamento, deberán pagarse de contado en el momento de su suscripción.

El pago de las acciones podrá hacerse en cualquiera de las oficinas de la Corporación en el país.

ARTICULO DECIMO.- Toda acción objeto de la emisión que se reglamenta tendrá derecho al pago del dividendo que resultare en el ejercicio 2003, una vez se hayan dispuesto las apropiaciones de carácter legal o estatutario que sean necesarios para cumplir todas las disposiciones.

ARTICULO DECIMOPRIMERO.- El derecho de suscripción preferencial de que trata el artículo Quinto, es negociable desde la fecha del aviso de la oferta en los términos establecidos por el artículo 389 del Código de Comercio.

ARTICULO DECIMOSEGUNDO.- Todos los plazos fijados en el presente Reglamento vencen el día señalado, al cierre de operaciones de la Corporación en ese día. Si el día del vencimiento del plazo fuere sábado, domingo o feriado, se entenderá como vencimiento del plazo el día hábil siguiente.

ARTICULO DECIMOTERCERO.- La Junta Directiva resolverá las dudas que se presenten en relación con la interpretación y aplicación de este Reglamento.

ARTICULO DECIMOCUARTO.- En el evento en que un accionista suscribiere acciones de las emitidas mediante este Reglamento y en tal virtud llegare a tener la propiedad del 10.0% ó más de las acciones suscritas de la Corporación o incrementare su participación por encima de ese porcentaje, incluidas las que se emiten, deberá obtener previamente a la suscripción autorización de la Superintendencia Bancaria.

La Asamblea General de Accionistas aprobó por unanimidad de las acciones ordinarias presentes en la reunión, es decir por 38.221.693 Acciones Ordinarias, y por 5.646.080 Acciones con Dividendo Preferencial y sin Derecho a Voto, por cuanto no se tienen en cuenta los votos de los fondos extranjeros, el reglamento anteriormente leído y delegó en la Junta Directiva la facultad de modificarlo si fuere necesario. Así mismo autorizó a la Junta Directiva para presentar el prospecto de emisión y colocación de acciones, aprobado por dicho órgano, facultándola plenamente para que delegue en uno de los Representantes Legales de la Corporación para hacer las modificaciones pertinentes que llegare a solicitar las Superintendencias Bancaria y de Valores al correspondiente Prospecto.

V. DESIGNACIÓN DE LA COMISIÓN QUE A NOMBRE DE LA ASAMBLEA ESTUDIE Y DE SU APROBACIÓN AL ACTA CORRESPONDIENTE A LA REUNIÓN.

No habiendo más asuntos que tratar en el Orden del Día, la Asamblea General Extraordinaria de Accionistas de la Corporación Financiera del Valle S.A., en uso de las facultades que le confiere el Artículo 36 de los estatutos sociales, designó una comisión integrada por las Doctoras Amparo Murillo Betancourt y Cecilia Garzón Castrillón para que a nombre de la Asamblea General de Accionistas de la compañía estudie el Acta No. 056 correspondiente a la reunión de hoy 2 de julio de 2003, y le dé su aprobación.

Agotado el orden del día y por solicitud de uno de los Accionistas, el Doctor Alejandro Zaccour explicó los últimos cambios regulatorios y sus incidencias en los resultados de la Corporación a Mayo de 2003.

No habiendo más asuntos que tratar, agradece a los Accionistas su presencia en la Asamblea Extraordinaria y la declara concluida.

Siendo las 11:00 a.m. y no habiendo más asuntos que tratar se levantó la sesión.

EL PRESIDENTE, **EL SECRETARIO,**

ALEJANDRO ZACCOUR URDINOLA **OSCAR CAMPO SAAVEDRA**

FILE No. 82-4937

03 SEP 15 AM 7:21

THE PRESIDENT OF

CORPORACION FINANCIERA DEL VALLE S.A.

IS HEREBY CALLING:

To the General Assembly Meeting of Non-Voting Preferred Dividend Stockholders to be held on July 1, 2003, at the Corporation Financiera del Valle headquarters, located at Calle 10 # 4-47, piso 23, at 4:30 p.m..

It is also calling to the Extraordinary General Assembly Meeting of Common Shareholders and Non-Voting Preferred Stockolders to be held on July 2, 2003, at 10:00 a.m. at Room 5, piso 9, Club de Ejecutivos, located at Avenida 4 Norte No. 23DN-65 de Cali.

The Order of the Day will be the following for each one of the Meetings:

1. Quorum Verification
2. Reading of the Order of the Day
3. Statutory Reform – Authorized Capital Increase
4. Capitalization of the Firm – Issuance of Shares
5. Appointment of a Commission to analyze and approve and behal of the Assembly the Minute of the present meeting.

The Shareholders who may not personnally attend the Meetings are kindly requested to appoint their proxies through a written communication sent to the Corporation's President, indicating the proxy's name, the individidual he represents, the individual to whom he may substitute his powers, and the type of shares represented.

ALEJANDRO ZACCOUR URDINOLA
President
Cali, Junio 13, 2003

FILE No. 823437

Mercados
Igbc terminó a la baja
Página 2C

licadores
do Electrónico, MEC
Página 4C

FINANZAS C
Viernes 13 de Junio de 2003
LA REPÚBLICA
Editor: Hector Güiza Palomino
hguiza@larepublica.com.co
www.larepublica.com.co

CORPORACION FINANCIERA DEL VALLE S.A.

EL PRESIDENTE DE LA CORPORACION FINANCIERA DEL VALLE S.A.

SE PERMITE CONVOCAR:

A la Asamblea General Extraordinaria de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 1º de julio de 2003, en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 #4-47, piso 23, a partir de las 4:30 p.m.

Igualmente convoca a la Asamblea General Extraordinaria de Accionistas a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 02 de julio de 2003, a partir de las 10:00 a.m., en el Salón 5, piso 9 del Club de Ejecutivos, situado en la Avenida 4 Norte No. 23 DN-85 de Cali.

El Orden del Día será el siguiente para cada una de las Asambleas:

1. Verificación del Quórum
2. Lectura del Orden del Día
3. Reforma Estatutaria- Aumento del Capital Autorizado
4. Capitalización de la Sociedad- Emisión de Acciones
5. Designación de la Comisión que a nombre de la Asamblea estudie y de su aprobación al Acta correspondiente a la reunión.

Se ruega a los Señores Accionistas que no puedan concurrir personalmente a las Asambleas, designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representan.

ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, Junio 13 de 2003

NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION.
CALI, 05 SEP 2003
LUIS CORTES
NOTARIO PRIMERO

FILE No. 82343?

ıvíenos sus opiniones y sugerencias a **economia@elpais.com.co**

EL PAÍS

Economía

VIERNES, SANTIAGO DE CALI, 13 DE JUNIO DE 2003

Valle del Cauca

CORPORACIÓN FINANCIERA DEL VALLE S.A.

EL PRESIDENTE DE LA CORPORACIÓN FINANCIERA DEL VALLE S.A SE PERMITE CONVOCAR:

A la Asamblea General Extraordinaria de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 1 de julio de 2003, en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 No. 4-47, piso 23, a partir de las 4:30 p.m.

Igualmente convoca a la Asamblea General Extraordinaria de Accionistas a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferncial y sin Derecho a Voto que se realizará el 02 de julio de 2003, a partir de las 10:00 a.m., en el Salón 5, piso 9 del Club de Ejecutivos, situado en la Avenida 4 Norte No. 23DN-65 de Cali.

El Orden del Día será el siguiente para cada una de las Asambleas:

1. Verificación del Quórum
2. Lectura del Orden del Día
3. Reforma Estatutaria - Aumento del Capital Autorizado
4. Capitalización de la Sociedad - Emisión de Acciones
5. Designación de la Comisión que a nombre de la Asamblea estudie y de su aprobación al Acta correspondiente a la reunión.

Se ruega a los Señores Accionistas que no puedan concurrir personalmente a las Asambleas, designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representan.

ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, Junio 13 de 2003

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA
CALI, 5 SEP 2003
PEDRO LUIS CORTES
NOTARIO PRIMERO

FILE No. 823437

03 SEP 15 AM 7:21

Cali, July 08, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia:	002-011	-	Corporación Financiera del Valle S.A.
	330	-	Correspondencia Informativa
	01	-	Solicitud/Presentación
			Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the transfer for a bargain and sale Of 2.503 shares in favor of the Agricola del Sur Ltda.

The previous shares belonged to the Mr. Belisario Caicedo Capurro.

The previous record was accomplished taking into account the shareholders's communication letter, certificate of existence and representation legal issued by the Chamber of Commerce of Cali and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

/Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20037-541
Fecha : 10/07/2003 15:11
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 lc 122659

Cali, 08 de julio de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de compraventa por 2.503 acciones de la Corporación, a favor de Sociedad Agrícola del Sur Ltda.

Las acciones eran de propiedad del señor Belisario Caicedo Capurro.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, certificado de existencia y representación legal expedido por la Cámara de Comercio de Cali y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION.
CALI, 05 SEP 2003
PEDRO LUIS CORTES
NOTARIO PRIMERO

FAVOR DEVOLVER ESTA COPIA FIRMADA

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 2.503 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Ordinarias 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.000,oo)

MONTO TOTAL TRASPASO: ($ 2.503.000,oo)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso #	acciones antes del traspaso %	acciones después del traspaso #	acciones después del traspaso %
Belisario Caicedo Capurro	14.975.374	2.503	0,00	0	0,00

ADQUIRIENTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso #	acciones antes del traspaso %	acciones después del traspaso #	acciones después del traspaso %
Sociedad Agrícola del Sur Ltda.	860.176.773-2	0	0,00	2.503	0,00

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Compraventa

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO (Relacionar los anexos):
comunicación del accionista
certificado de la Cámara de Comercio de Cali
títulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466 DE CALI

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE ME FUE TENIDO A LA VISTA PARA SU CONFRONTACION.
CALI, SEP 2003
PEDRO LUIS CORTES
NOTARIO PRIMERO

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

03 SEP 15 AM 7:21

Cali, July 08, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 - Solicitud/Presentación
Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the contract of exchange for 2.503 shares of the Corporation in favor of Azucarera del Valle Ltda.

The previous shares belonged to the Agricola del Sur Ltda.

The previous record was accomplished taking into account the shareholders's communication letter, copy of contract of exchange, certificate of existence and representation legal issued by the Chamber of Commerce of Calí and Palmira and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 82-[illegible]

Superintendencia de Valores
No.Radicación : 20037-542
Fecha : 10/07/2003 15:12
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 lc 122660

Cali, 08 de julio de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de contrato de permuta por 2.503 acciones de la Corporación, a favor de Azucarera del Valle Ltda.

Las acciones eran de propiedad de Sociedad Agrícola del Sur Ltda.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de permuta, certificados de existencia y representación legal expedidos por las Cámaras de Comercio de Cali y Palmira y el título.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA COMPARACION
CALI 05 SEP 2003
PEDRO LUIS CORTES
NOTARIO PRIMERO

DEVOLVER ESTA COPIA FIRMADA

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 2.503 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Ordinarias 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.000,oo)

MONTO TOTAL TRASPASO:($ 2.503.000,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Sociedad Agricola del Sur Ltda.	860.176.773-2	2.503	0,00	0	0,00	Azucarera del Valle Ltda.	890.300.263-7	0	0,00	2.503	0,00

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Contrato de Permuta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)
- comunicación del accionista
- copia del contrato de permuta
- certificado de la Cámara de Comercio de Cali
- certificado de la Cámara de Comercio de Palmira
- título

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466 DE CALI

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI CERTIFICO QUE LA PRESENTE FOTOCOPIA CORRESPONDE ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA ... CALI, ... 200
PEDRO LUIS CORTES ... NOTARIO PRIMERO

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($ BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

03 SEP 15 AM 7:21

Cali, July 18, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 - Solicitud/Presentación
Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the transfer for a bargain and sale of 73 shares in favor of Mr. Luis Fernando Rojas Arango.

The above stocks belonged to the Mrs. Carmen Elisa Arango de Rojas.

The previous register was carried out taking into account the transfer letters and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No.

Superintendencia de Valores
No.Radicación : 20037-1046
Fecha : 22/07/2003 16 16
Trámite : 202 REPORTE DE ENAJENACION D
Actividad 1 SOLICITUD / PRESENTACION
Dependencia 210 Anexos 1 lc 123348

Cali, 18 de julio de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de compraventa por 73 acciones de la Corporación, a favor del señor Luis Fernando Rojas Arango.

Las acciones eran de propiedad de la señora Carmen Elisa Arango de Rojas.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION.
CALI, 05 SEP 2003
PEDRO LUIS CORTES
NOTARIO PRIMERO

VOLVER ESTA COPIA FIRMADA

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 73 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Ordinarias 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 990,oo)

MONTO TOTAL TRASPASO: ($ 72.270,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Carmen Elisa Arango de Rojas	29.002.941	73	0,00	0	0,00	Luis Fernando Rojas Arango	16.598.766	0	0,00	73	0,00

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Compraventa

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): comunicación del accionista, títulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466 DE CALI

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA FECHA 05 SEP 2003
CALI,
PEDRO LUIS CORTE
NOTARIO PRIMERO

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

03 SEP 15 ... 7:21

Cali, July 22, 2003

LUZ STELLA DÍAZ DE VEGA
Public Offering Division Director
SUPERINTENDENCIA DE VALORES
Santafé de Bogotá, D.C.

Reference:	002 011	-	Corporación Financiera del Valle S.A.
	180	-	Private Offering in the Primary Market
	04	-	Information Sent
			With annexes

Pursuant to Resolution No. 0461 of July 22, 2003, from the Superintendencia de Valores, we are accompanying three copies of the Stock Placement Prospectus of the Corporacióin Financiera del Valle S.A.

Sincerely,

HAROLD ABADIA CAMPO
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20037-1047
Fecha : 22/07/2003 16.35
Trámite : 332 CORRESPONDENCIA INFORMAT
Actividad 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 3 Ic 123349

Cali, 22 de Julio de 2003

Doctora
LUZ STELLA DIAZ DE VEGA
Jefe División Ofertas Públicas
Superintendencia de Valores
Bogotá, D.C.

Referencia 002-011 - Corporación Financiera del Valle S.A.
180 - Ofertas Públicas en el Mercado Primario
05 - Envío de Información
Con anexos

Respectada Doctora Díaz:

Teniendo en cuenta lo estipulado en la Resolución 0461 de Julio 22 de 2003 de la Superintendencia de Valores le acompañamos tres ejemplares del Prospecto de Colocación de las Acciones de la Corporación Financiera del Valle S.A.

Cordialmente,

HAROLD ABADIA CAMPO
Representante Legal

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION.
CALI, 08 SEP 2003
PEDRO LUIS CORTES
NOTARIO PRIMERO

PROSPECTO DE EMISION Y COLOCACION DE ACCIONES CORPORACION FINANCIERA DEL VALLE S.A.

Este Prospecto de Emisión y Colocación de Acciones se realiza de conformidad con lo dispuesto en el Decreto 663 de 1993 (Estatuto Orgánico del Sistema Financiero) y en la Resolución 400 de 1995 expedida por la Superintendencia de Valores y demás normas concordantes, debidamente autorizado por la Superintendencia Bancaria, mediante Resoluciones No. 0700 de Julio11 de 2003 y No. 0725 de Julio 17 de 2003, y por la Superintendencia de Valores, mediante Resolución No. 0461 de Julio 22 de 2003, y lo aprobado por las Asambleas Generales Extraordinarias de Accionistas con Dividendo Preferencial sin Derecho a Voto No. 013 de Julio 1°. de 2003, y de Ordinarios No. 056 de Julio 2 de 2003, y por Junta Directiva mediante Actas No. 1.498 de fecha junio 9 de 2003 y No. 1.499 de fecha junio 24 de 2003.

CAPITULO I

1. CARACTERISTICAS, CONDICIONES Y REGLAS DE LA EMISION

1.1. CLASE DE TITULOS OFRECIDOS, CANTIDAD, VALOR NOMINAL Y PORCENTAJE

Se emitirán VEINTE MILLONES (20.000.000) de acciones Ordinarias de valor nominal de diez pesos ($10.oo) cada una. Este número de acciones representa el 30.29% en relación con el total de acciones en circulación que asciende a 66.024.347 acciones.

1.2. PRECIO DE SUSCRIPCIÓN

El valor de cada acción ha sido fijado en la suma de $1.000. Este valor fue fijado con base en el precio promedio de negociación de la acción de los últimos seis (6) meses a través de Bolsa.

La diferencia entre el valor nominal y el precio de colocación se llevará como prima de colocación de acciones.

1.2.1. VALOR INTRINSECO

El valor intrínseco o patrimonial de las acciones de la Corporación es:

$6.155,02 a diciembre 31 de 2000.
$5.931,72 a diciembre 31 de 2001.
$5.603,21 a diciembre 31 de 2002.
$5.295,07 a mayo 31 de 2003.

1.2.2. COTIZACION PRECIO PROMEDIO PONDERADO Y VOLUMEN NEGOCIADO EN BOLSA

La cotización del precio promedio ponderado y el volumen transado de las acciones para los últimos seis (6) meses en Bolsa son:

Mes	Volumen Transado Mes	Precio Promedio Cotización
Diciembre 2002	405.923	900,00
Enero 2003	0	900,00
Febrero 2003	17.473	1.079,50
Marzo 2003	17.872	990,00
Abril 2003	0	990,00
Mayo 2003	0	990,00

Fuente: Superintendencia de Valores.

1.2.3. PRECIO PROMEDIO PONDERADO DE NEGOCIACION EN BOLSA

Junio 30 de 2000	3.697,00
Diciembre 31 de 2000	1.020,00
Junio 30 de 2001	1.500,00
Diciembre 31 de 2001	1.500,00
Junio 30 de 2002	1.350,00
Diciembre 31 de 2002	900,00
Mayo de 2003	990,00

Fuente: Superintendencia de Valores.

1.3. FORMA DE PAGO

Las acciones suscritas deberán pagarse de contado en el momento de su suscripción. El pago de las acciones podrá hacerse en cualquiera de las oficinas de la Corporación en el país.

1.4. MONTO DE LA EMISION Y LEY DE CIRCULACION

La emisión tendrá un valor de VEINTE MIL MILLONES ($20.000.000.000) DE PESOS. Las acciones objeto de la oferta serán Ordinarias en la proporción en que está dividido actualmente el capital social de la Corporación. Estas acciones serán nominativas y libremente negociables.

1.5. DESTINATARIOS DE LA OFERTA

a. **PRIMERA VUELTA.-** Las acciones de esta emisión serán ofrecidas preferencialmente a los accionistas Ordinarios y a los accionistas con Dividendo Preferencial y sin Derecho a Voto que aparezcan inscritos en el Libro de Registro y Gravamen de Acciones en la fecha en que la Junta Directiva de la Corporación aprobó el reglamento, en la proporción en que ellos o sus cedentes posean en la fecha de la oferta en el capital social total de la Corporación.

La proporción en que dichos accionistas tendrán derecho a suscribir será de 0.30291855821 acciones Ordinarias por cada acción que posean en la fecha de formulación de la oferta pública.

Los accionistas podrán hacer uso de su derecho de suscripción preferencial dentro de los quince (15) días hábiles siguientes al de la publicación de la oferta.

Los eventuales residuos por fracciones de acción no dan derecho a suscribir una acción adicional, pero podrán ser negociados por los accionistas para efectos de completar acciones enteras.

b. **SEGUNDA VUELTA:** Las acciones que no fueren suscritas dentro del plazo indicado en el artículo anterior, serán ofrecidas a los accionistas que hayan hecho uso de su derecho de preferencia, quienes presentarán ofertas dentro de los diez (10) días hábiles siguientes al vencimiento del término de suscripción preferencial. Si hubiese demanda por un número de acciones superior al disponible, se hará una adjudicación entre los interesados, a prorrata de las acciones suscritas por los interesados en la primera vuelta.

Las acciones que no fueren colocadas dentro de los plazos indicados en el presente Reglamento, volverán a la reserva a disposición de la Junta Directiva.

1.6. DESTINACION DE LOS RECURSOS

Los recursos que se obtengan con la colocación de las acciones los destinará la CORPORACION FINANCIERA DEL VALLE S.A. en un cien por cien (100%) para atender al desarrollo de su objeto social, de acuerdo con sus estatutos y con el Estatuto Orgánico del Sistema Financiero y demás normas que otorgan facultades especiales o reglamentan actividades específicas en las que puedan participar las Corporaciones Financieras.

1.7. DERECHOS QUE OTORGAN LAS ACCIONES ORDINARIAS

Toda acción objeto de esta emisión tendrá derecho al pago del dividendo que resultare en el ejercicio 2003, una vez se hayan dispuesto las apropiaciones de carácter legal y estatutario que sean necesarias para cumplir todas las disposiciones.

1.8. FECHA DE EMISION, SUSCRIPCION Y EXPEDICION

FECHA DE EMISIÓN: Corresponde al día hábil siguiente a la fecha de publicación del aviso de oferta.

FECHA DE SUSCRIPCIÓN: La fecha en la cual sea colocado y pagado originalmente cada título.

FECHA DE EXPEDICIÓN: La fecha en la cual se expidan los títulos para su suscripción original o su reemplazo por deterioro, pérdida, hurto, fraccionamiento, englobe, e.t.c.

1.9. FRACCIONAMIENTO Y ENGLOBE DE LOS TITULOS

A solicitud del beneficiario de las acciones y con el fin de facilitar su negociación secundaria, el emisor podrá fraccionar los títulos en dos o más, con las mismas

características del título original o podrá englobar dos o más en uno sólo, no obstante cada uno de los títulos resultantes deberá contener un número entero de acciones.

REPOSICIÓN DE TITULOS

En caso de hurto, extravío o destrucción del título se aplicará lo establecido en el artículo 402 del Código de Comercio, sin cuyo cumplimiento la entidad emisora no estará obligada a sustituir los títulos correspondientes. En caso de deterioro del título, la expedición del duplicado requerirá entrega por parte del tenedor del título original al emisor, quien anulará el título deteriorado y expedirá uno nuevo en su reemplazo.

1.10. ENTIDAD ADMINISTRADORA DE LA EMISION

La Corporación Financiera del Valle S.A. administrará la emisión, encargándose de recibir los dineros de la emisión y de la expedición y entrega de los títulos.

1.11. SOCIEDAD EVALUADORA

No hubo sociedad evaluadota que hiciera el estudio para determinar el precio de venta de la acción. La Junta Directiva fijó el valor de suscripción con base en el precio promedio de negociación en los últimos seis (6) meses.

1.12. CONDICIONES DE LA OFERTA Y DE LA COLOCACION

1.12.1. VIGENCIA Y MEDIOS A TRAVES DE LOS CUALES SE FORMULARA LA OFERTA

La oferta tendrá una vigencia de veinticinco (25) días hábiles contados a partir del día hábil siguiente a la fecha de publicación del aviso de oferta en el diario La República.

PRIMERA VUELTA: Quince (15) días hábiles contados a partir del día hábil siguiente a la publicación del aviso de oferta.

SEGUNDA VUELTA: Diez (10) días hábiles contados a partir del vencimiento del plazo de la primera vuelta.

Publicación de la Oferta: Dentro de los quince (15) días hábiles siguientes a la autorización de la presente emisión por parte de la Superintendencia Bancaria y de la Superintendencia de Valores, la última que ocurra, el Presidente de la Corporación, o quien haga sus veces, ofrecerá las acciones que se refiere el presente Reglamento, por medio de un aviso publicado en el diario La República.

Todos los plazos fijados en el presente Reglamento vencen el día señalado, al cierre de operaciones de la Corporación en ese día. Si el día del vencimiento del plazo fuere sábado, domingo o feriado, se entenderá como vencimiento del plazo el día hábil siguiente.

1.12.2. BOLSA EN QUE ESTAN INSCRITOS LOS TITULOS

Las acciones están inscritas en la Bolsa de Valores de Colombia S.A..

1.12.3. MECANISMOS PARA LA COLOCACION DE LOS TITULOS

La Corporación Financiera del Valle S.A. realizará la colocación de los títulos en forma directa, en su domicilio principal ubicado en la Calle 10 No. 4-47, piso 29 de Cali o en cualquiera de sus oficinas ubicadas así:

Cali
- Pasarela
  Avenida Estación con Avenida 5ª, Local 156B

- Unicentro
  Local 215

Bogotá
- Oficina Principal
  Carrera 7 No. 71-21 Torre A

- Edificio CFV
  Carrera 7 No. 33-42, piso 1°.

- Chicó
  Calle 93A No. 11-60, piso 1°

Medellín
- Oficina Centro
  Calle 52 No. 45-94, Local 9901

- Oficina Poblado
  Calle 16 Sur No. 43A-49

Barranquilla
- Carrera 52 No. 74-56, Local 105

Manizales
- Carrera 22 No. 20-43

Los títulos de las acciones suscritas, serán entregados dentro de los diez (10) días hábiles siguientes a la fecha de suscripción.

Los vacíos y dudas que se presenten con ocasión del reglamento de emisión y colocación de las acciones a que se refiere este Prospecto serán resueltos conforme a la ley por la Junta Directiva.

1.12.4. PROCEDIMIENTO PARA LA ADJUDICACION DE LOS TITULOS

Si hubiese demanda por un número de acciones superior al disponible en la segunda vuelta, se hará una adjudicación entre los interesados a prorrata de las acciones suscritas por estos en la primera vuelta.

1.13. AUTORIZACION ESPECIAL

En el evento en que un accionista suscribiere acciones de las emitidas mediante este Reglamento y en tal virtud llegare a tener la propiedad del 10.0% ó más de las acciones suscritas de la Corporación o incrementare su participación por encima de ese porcentaje, incluidas las que se emiten, deberá obtener previamente a la suscripción autorización de la Superintendencia Bancaria.

1.14. REPRESENTANTE DE TENEDORES DE ACCIONES CON DIVIDENDO PREFERENCIAL SIN DERECHO A VOTO

En la actualidad no existe un representante de los accionistas con Dividendo Preferencial y sin Derecho a Voto, por cuanto estos accionistas decidieron actuar directamente, decisión que fue tomada en la Asamblea de Accionistas con Dividendo Preferencial y sin Derecho a Voto en Marzo 26 de 2003.

1.15. CRITERIOS DE EVALUACION

A continuación se ilustran algunos de los criterios comúnmente evaluados por los inversionistas para definir la composición de su portafolio y para determinar la proporción de títulos de renta variable que pueden hacer parte de su portafolio de acuerdo con su capacidad económica y una asunción razonable de riesgo. Estos criterios son exclusivamente de carácter ilustrativo.

Variables fundamentales del emisor: El inversionista debe conocer la situación del emisor, en la mayor cantidad de aspectos posibles (Financieros, comerciales, legales etc.)

Indicadores de Mercado: En caso de títulos inscritos en bolsa el inversionista debe conocer el comportamiento actual e histórico de los indicadores del mercado.

Información actualizada: El inversionista debe actualizar constantemente la información tanto fundamental como del mercado referente a sus inversiones.

Tamaño del portafolio: El inversionista debe evaluar el tamaño de su portafolio para determinar que tipo de participante puede ser en una inversión de renta variable (activo o pasivo).

Plazos o duración: Es el tiempo que se estima tener un portafolio, el plazo determina el tipo de titulo de renta variable a incluir en el portafolio.

Bolsas de valores: Los títulos de renta variable inscritos en bolsa pueden ser de mas fácil rotación.

Situación macroeconómica: El inversionista debe evaluar la situación macroeconómica del país y su posible efecto sobre los títulos de su portafolio

Seguimiento: El inversionista debe valorar constantemente su portafolio para determinar su rentabilidad y tomar decisiones sobre su rotación.

1.16. BOLSA DE VALORES Y COMISIONISTAS

BOLSAS DE VALORES

Las Bolsas de Valores son establecimientos mercantiles, organizados bajo la forma de las sociedades anónimas, cuyos miembros se dedican a la negociación de toda clase de valores y demás bienes susceptibles de este género, en los términos que la ley establece. (Decreto 2969 de 1960).

Actualmente, el ente encargado de ejercer la inspección y vigilancia sobre las bolsas de valores es la Superintendencia de Valores.

Las Bolsas de Valores deben sujetarse al régimen y disposiciones contenidos en la Resolución 400 de 1995.

Obligaciones

Para la ejecución y desarrollo de sus funciones, las bolsas de valores deben adoptar medidas como:

1. Adopción de un código de conducta que recoja los comportamientos que deberán observarse y las sanciones a que habrá lugar en caso de su incumplimiento.

2. Procedimientos de control, en orden a preservar los condiciones suficientes de igualdad, seguridad, honorabilidad y corrección que debe ofrecer el mercado bursátil. (Resolución 1200 de 1995).

3. Sometimiento a un Código de Buen Gobierno Corporativo que consulte los principios de buen gobierno de las sociedades y desarrolle las políticas éticas que deben orientar las actuaciones de la sociedad, sus accionistas y administradores.

COMISIONISTAS DE VALORES

Las sociedades comisionistas de bolsa son sociedades anónimas, para actuar en la Bolsa de Valores, encargadas del desarrollo del contrato de comisión para la compra y venta de valores (Decreto 2016 de 1992). Deben sujetarse al régimen y disposiciones contenidos en la Resolución 400 de 1995.

Son profesionales que participan en el mercado de valores como intermediarios entre los agentes que quieren colocar su plata y los que necesitan procurarse dinero, están pues dedicados a realizar, por cuenta de un tercero pero a nombre propio, un negocio que le han ordenado perfeccionar y como contraprestación por su servicio, recibe a cambio una comisión. el comisionista de valores garantiza, con su capital, la ejecución del negocio pactado, en condiciones que difieren según la naturaleza del comisionista, esto es, que se trate de un comisionista de bolsa o de un comisionista independiente.

Obligaciones

Aparte del control y vigilancia realizado por la Superintendencia de Valores y la Bolsa de Valores de Colombia S.A. las Sociedades Comisionistas de Valores tienen unos principios generales por los cuales se rigen, los cuales se encuentran formulados en el Código de Conducta a que hacen referencia los artículos 1131 a 1136 de la resolución 1200 de 1995.

Las obligaciones de las sociedades comisionistas y de sus representantes son, entre otras las siguientes:

1. Realizar todas sus operaciones en rueda.

2. Entregar a su comitente el comprobante de liquidación de la operación.

3. Intermediar sobre títulos inscritos en bolsa.

4. Guardar reserva, respecto de terceros, sobre las actividades que desarrolle en relación con su profesión.

5. Hacer entrega de los valores y cancelar su precio, sin que pueda alegar falta de provisión.

6. Desarrollar su actividad de tal manera que no se induzca a error a las partes contratantes.

7. Informar a los clientes sobre las operaciones ordenadas.

8. Cumplir estrictamente con las obligaciones que adquieran con las bolsas de valores y otorgar las garantías que éstas les exijan.

9. Verificar la autenticidad de firmas de los comitentes y de los poderes de sus representantes. Responder la autenticidad del último endosante, de la autenticidad e integridad de los títulos valores negociados y salir al saneamiento de los mismos ante el comisionista adquiriente a su comitente. (Información tomada de la página www.bvc.com.co).

CAPITULO II

2. INFORMACION GENERAL SOBRE LA SOCIEDAD EMISORA

2.1. NOMBRE Y CONSTITUCION

La CORPORACION FINANCIERA DEL VALLE S.A., es un establecimiento de crédito organizado de conformidad con los documentos que se protocolizaron con la escritura pública No. 5710 del 27 de noviembre de 1961, otorgada en la Notaría Primera de Cali. La última reforma al contrato social está contenida en la escritura pública No. 2706 del

03 de Julio de 2003, otorgada en la Notaría Primera de Cali.

2.2. PERMISO DE FUNCIONAMIENTO

La Corporación tiene autorización de la Superintendencia Bancaria para efectuar los negocios y operaciones propios de las Corporaciones Financieras, según Resolución 3140 del 24 de septiembre de 1993.

2.3. DOMICILIO

Está situado en la ciudad de Cali, Departamento del Valle del Cauca, y la dirección de la oficina principal es: *Calle 10 No. 4-47 piso 23.*

2.4. DURACION

La Corporación tiene un término de duración hasta el 02 de octubre del año 2.051.

2.5. OBJETO SOCIAL

El que la Ley define para los establecimientos de crédito denominados "CORPORACIONES FINANCIERAS", regidos actualmente por el Estatuto Orgánico del Sistema Financiero y demás normas que otorguen facultades especiales o reglamentan actividades específicas en los que puedan participar las Corporaciones Financieras.

2.6. FACULTAD PARA EMITIR ACCIONES

La Corporación está facultada para emitir ACCIONES ORDINARIAS para ser colocadas entre los accionistas.

2.7. CAPITAL Y RESERVA LEGAL

El capital autorizado de la Corporación es de $1,000,000,000 dividido en 100,000,000 de acciones de valor nominal de $10 cada una.

El capital suscrito y pagado asciende a la suma de $660,243,470 y la reserva legal a $107,799,647,490.22 al 31 de mayo de 2003.

2.8. CAUSALES DE DISOLUCION

La sociedad se disolverá:

a) Por la expiración del plazo señalado como término de su duración.

b) Porque las pérdidas agoten la reserva legal y las reservas estatutarias y convencionales y a la vez alcancen a disminuir el patrimonio líquido a menos del cincuenta por ciento (50%) del capital suscrito, salvo que la Asamblea General de Accionistas se acoja a una o más de las medidas señaladas en el artículo 459 del Código de Comercio.

c) Por resolverlo así la Asamblea General de Accionistas.

d) Por la ocurrencia de una cualesquiera de las demás causales de disolución establecidas en la Ley, si la sociedad no se acoge a una cualquiera de las medidas que la misma Ley establece para evitarla.

2.9. ESTRUCTURA ORGANIZACIONAL

La CORPORACION FINANCIERA DEL VALLE S.A., cuenta con una Junta Directiva compuesta por nueve (09) miembros principales, con sus respectivos suplentes, la cual está integrada de la siguiente manera:

JUNTA DIRECTIVA

PRINCIPALES	SUPLENTES
ALEJANDRO FIGUEROA JARAMILLO	JOSE HERNAN RINCON GOMEZ
EFRAIN OTERO ALVAREZ	RENNY ALBERTO LOPEZ SANCHEZ
CARLOS ARCESIO PAZ BAUTISTA	JOSE CARLOS SANTANDER PALACIOS
MARIO SCARPETTA GNECCO	LILLY SCARPETTA GNECCO
IVAN FELIPE MEJIA CABAL	CONSUELO SCARPETTA GNECCO
ROBERTO PIZARRO MONDRAGON	CARLOS ALBERTO GONZALEZ ARBOLEDA
IGNACIO JOSE ARGÜELLO ANDRADE	IGNACIO EDUARDO COPETE SALDARRIAGA
SANTIAGO MADRIÑAN DE LA TORRE	AUGUSTO MARTINEZ CARREÑO
JORGE HERRERA BARONA	ALVARO CORREA HOLGUIN

La Administración y representación legal de la Corporación está a cargo del Presidente de la misma, **Dr. ALEJANDRO ZACCOUR URDINOLA.**

El Presidente será reemplazado por uno de los Vicepresidentes Ejecutivos, y a falta de éstos, por uno cualesquiera de los otros Vicepresidentes designados por la Junta, cuyos nombres a continuación se enuncian:

VICEPRESIDENTES

HAROLD ABADIA CAMPO	VICEPRESIDENTE EJECUTIVO
AMALIA CORREA YOUNG	VICEPRESIDENTE ADMINISTRATIVO
ENRIQUE URIBE ORTIZ	VICEPRESIDENTE

La Corporación tiene un Revisor Fiscal con un Suplente. En la Asamblea de Accionistas celebrada el pasado 22 de marzo de 2002 se designó a la firma ARTHUR ANDERSEN Y CIA LTDA. hoy DELOITTE COLOMBIA LTDA. para ejercer la Revisoría de la Compañía, por un término de dos (2) años.

2.10. ACCIONES Y COMPOSICION ACCIONARIA

Los Accionistas de la Corporación Financiera del Valle S.A. a 31 de mayo de 2003 son:

ACCIONISTAS ORDINARIOS

1 .	BANCO DE BOGOTA	10.74%
2 .	AMALFI S.A.	8.60%
3 .	BANCO ANDINO COLOMBIA S.A. EN LIQUIDACION	8.39%
4 .	BANCO POPULAR	8.33%
5 .	INGENIO PROVIDENCIA S.A.	5.65%
6 .	INTERNATIONAL FINANCE CORPORATION	5.25%
7 .	FEDERACION NAL. DE CAFETEROS DE COLOMBIA-RECURSOS PROPIOS	4.84%
8 .	FEDERACION NAL. DE CAFETEROS DE COLOMBIA-COMITÉ DEPTAL. DE CAFETEROS DEL VALLE	3.79%
9 .	THE INDUSTRIAL BANK OF JAPAN LTD.	3.47%
10 .	CEMENTOS DEL VALLE S.A.	3.22%
11 .	INSTITUTO DE FOMENTO INDUSTRIAL – IFI	3.19%
12 .	CORPORACION ANDINA DE FOMENTO	3.12%
13 .	BANCO DE OCCIDENTE	2.79%
14 .	FEDERACION NAL. DE CAFETEROS DE COLOMBIA-COMO ADM. DEL FONDO NAL. DEL CAFÉ	2.13%
15 .	FUNDACION UNIVERSIDAD DEL NORTE	2.09%
16 .	UNIVERSIDAD AUTONOMA DE BUCARAMANTA	1.99%
17 .	FONDO DE CESANTIAS PORVENIR	1.76%
18 .	BANCO CENTRAL HISPANOAMERICANO S.A.	1.56%
19 .	INDUSTRIAS DE ENVASES S.A.	1.54%
20 .	CITIBANK – COLOMBIA	1.42%
21 .	BANCO SANTANDER COLOMBIA S.A.	1.29%
22 .	SCARPETTA GNECCO MARIO	1.15%
23 .	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	1.15%
24 .	SCARPETTA GNECCO LILLY	1.14%
25 .	SCARPETTA DE PIEDRAHITA GLORIA	1.14%
26 .	ACCIONISTAS CON PARTICIPACIÓN INFERIOR AL 1%	10.26%
	TOTAL	100.00%

ACCIONISTAS CON DIVIDENDO PREFERENCIAL Y SIN DERECHO A VOTO

1 .	COLOMBIANA DE LICITACIONES Y CONCESIONES LTDA.	32.60%
2 .	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	28.12%
3 .	FIDUCOLOMBIA S.A. GDR PROGRAM CORFIVALLE	14.84%
4 .	RODRIGUEZ BOLAÑOS MARIA DEL TRANSITO	1.85%
5 .	BANCO DE CREDITO	1.59%
6 .	AGRICOLA BONANZA LTDA.	1.49%
7 .	SOTO ESTRADA MANFREDO	1.47%
8 .	FUNDACION CLINICA EMMANUEL	1.22%
9 .	ROBAYO CARDOZO HELMER DOUGLAS	1.06%
	ACCIONISTAS CON PARTICIPACION INFERIOR AL 1.00%	15.76%
	TOTAL	100.00%

2.11. NUMERO Y CLASE DE ACCIONES EN CIRCULACION

ACCIONES ORDINARIAS	56.725.353
ACCIONES CON DIVIDENDO PREFERENCIAL Y SIN DERECHO DE VOTO	9.298.994
TOTAL	66.024.347

2.12. VALOR INTRINSECO DE LAS ACCIONES DE LA CORPORACION FINANCIERA DEL VALLE S.A. A 31 DE MAYO DE 2003

- Valor intrínseco de las acciones con valorizaciones $5,295.07 acción.
- Valor intrínseco de las acciones sin valorizaciones $3,771.63 acción.

2.13. INDICADORES ACCIONARIOS

INDICADORES ACCIONARIOS A MAYO 31

INDICADORES	Año 2000		Año 2001		Año 2002		May-03	
	ordinaria	prefer.	ordinaria	prefer.	ordinaria	prefer.	ordinaria	prefer.
Pérdida por acción	(481.5)	(481.5)	(332.6)	(332.6)	(249.8)	(249.8)	(173.2)	(173.2)
Valor intrínseco	6,155.0	6,155.0	5,931.7	5,931.7	5,603.2	5,603.2	5,295.1	5,295.1
Precio de cierre	1,020.0	1,099.0	1,500.0	1,500.0	900.0	1,424.7	990.0	990.0
Precio en bolsa/utilidad por acción	(2.1)	(2.3)	(4.5)	(4.5)	(3.6)	(5.7)	(5.7)	(5.7)
Precio en bolsa/dividendo por acción								
Valor intrínseco/utilidad por acción	(12.8)	(12.8)	(17.8)	(17.8)	(22.4)	(22.4)	(30.6)	(30.6)
Valor intrínseco/dividendo por acción								
Precio en bolsa/valor intrínseco	0.2	0.2	0.3	0.3	0.2	0.3	0.2	0.2
Utilidad neta del ejercicio (millones de $)	(31,747.9)	(31,747.9)	(21,956.3)	(21,956.3)	(16,493.0)	(16,493.0)	(11,433.2)	(11,433.2)
Porcentaje de la utilidad distribuida como dividendo	0%	0%	0%	0%	0%	0%	0%	0%
Dividendo pagado por cada acción								
En efectivo	-	-	-	-	-	-	-	-
En acciones	-	-	-	-	-	-	-	-
Forma de pago de los dividendos								
Efectivo	-	-	-	-	-	-	-	-
Acciones	-	-	-	-	-	-	-	-

CORPORACION FINANCIERA DEL VALLE S.A.

PERDIDA NETA POR ACCION

PROMEDIO DE LAS ACCIONES SUSCRITAS EN EL AÑO	2,002	2,001
ENERO A DICIEMBRE	66,024,347	66,024,347
Días en el año	360	360
TOTAL	23,768,764,920	23,768,764,920
Promedio de acciones en circulación de enero a diciembre	66,024,347	66,024,347
Pérdida neta consolidada (En millones de pesos)	(17,216.4)	(25,672.6)
Promedio de acciones	66.02	66.02
PERDIDA POR ACCION	**($260.76)**	**($388.84)**

2.14. EMISION DE TITULOS SIN REDIMIR

Dado que las Corporaciones Financieras han tenido siempre la facultad de captar ahorro mediante la emisión de bonos, con el objeto de adquirir recursos para el desarrollo de su objeto social, la CORPORACION FINANCIERA DEL VALLE S.A. ha emitido en repetidas ocasiones, BONOS DE GARANTIA GENERAL dentro del giro de sus negocios y nunca ha incumplido las obligaciones derivadas de las emisiones efectuadas.

La CORPORACION FINANCIERA DEL VALLE S.A. ha colocado a través de su existencia 72 emisiones de Bonos de Garantía General, siendo la última de estas emisiones, la denominada PRIMERA EMISION DE 1999 por un valor de $100.000.000.000, lanzada al mercado en junio de 1999. El saldo de las emisiones vigentes es:

CORPORACION FINANCIERA DEL VALLE S.A.		
SALDO EMISION	TASA EFECTIVA PROMEDIO PONDERADO	VENCIMIENTO MINIMO/MAXIMO
$8.139.000.000	10.57%	06-2003 / 05-2005

2.15. RESEÑA HISTORICA DE LA SOCIEDAD

En 1960 un grupo de empresarios vallecaucanos creó un comité promotor de lo que hoy es la Corporación Financiera del Valle. El 27 de noviembre de 1961, mediante Escritura Pública No. 5710 se constituye la Corporación Financiera del Valle S.A. como institución financiera, sociedad comercial anónima, establecida de acuerdo con las leyes Colombianas.

La Corporación tiene su domicilio principal en la ciudad de Cali, se nombra al Dr. Luis Bernardo Caicedo como Presidente 1961-1966, el patrimonio a esta fecha era de $14.9 millones y se vinculan 160 inversionistas.

En 1967-1983 fue nombrado el Dr. Benjamín Martínez como Presidente.
De 1984-1997 se nombró al Dr. Julio Manuel Ayerbe como Presidente, las actividades desarrolladas durante este tiempo fueron:

Hasta 1990 se tuvieron en cuenta cambios en la estructura de negocios de Portafolio de Inversiones, creación de filiales, primeros pasos en negocio de Banca de Inversión y acelerado crecimiento.

De 1990 a 1995 se mantiene el crecimiento, se separa como actividad autónoma la captación de recursos, se descentralizan decisiones de créditos, se consolidan negocios de filiales, se completa creación del área de Banca de Inversión incluyendo Mercado de Capitales, se crea como un área de negocios y se realiza el cambio de personal a la Ley 50. Durante 1993 la CFV se realizó la primera emisión de Bonos de la República de Venezuela en el mercado de Colombia, en la que CFV fue agente líder de esta colocación.

Para 1996 por tamaño, CFV es la corporación más grande del país con un crecimiento sostenido durante los últimos 10 años, se caracteriza por ser líder en la creación de nuevos productos y servicios financieros, dentro de los cuales se destacan los préstamos comerciales a mediano y largo plazo, operaciones de tesorería e inversiones en portafolio y de Mercado de Capitales.

En el año 1997, fue nombrado el Dr. Luis Carlos Valenzuela y en 1998 al Dr. Bernardo Quintero Balcázar. Actualmente tenemos como Presidente al Doctor Alejandro Zaccour Urdinola.

A la fecha la CFV sigue siendo una institución líder, sólida, grande, estable y segura y opera a través de su casa principal y nueve oficinas en distintas ciudades del País.

2.15.1. SISTEMA FINANCIERO Y POSICION DE LA ENTIDAD EMISORA

CORPORACION FINANCIERA DEL VALLE S.A.
SECTOR FINANCIERO

(Valores expresados en millones de pesos)

	1999		2000		2001		2002		a May-03	
	Posición (*)	Valor	Posición (*)	Valor	Posición (*)	Valor	Posición (*)	Valor	Posición (*)	Valor
ACTIVO	14	1,816,384	15	1,870,945	18	2,083,978	17	2,229,338	17	2,245,997
PASIVO	16	1,383,646	15	1,464,564	18	1,692,340	17	1,859,389	17	1,896,394
PATRIMONIO	5	432,738	8	406,381	8	391,638	8	369,949	11	349,603
UTILIDAD	43	361	90	-31,748	97	-21,956	96	-16,493	97	-11,433

(*) Posición Frente al Sector Financiero
Fuente: SuperBancaria

SISTEMA FINANCIERO COLOMBIANO POSICIÓN COMPETITIVA.
A Diciembre de 1999 ($MM)

ENTIDAD	Posición en Términos del Patrimonio	PATRIMONIO	Posición en Términos del Activo	ACTIVO	UTILIDADES
BOGOTA (BCO)	1	828,883	4	4,913,638	125,304
BANCOLOMBIA (BCO)	2	740,678	1	6,464,017	(197,228)
BBVA GANADERO (BCO)	3	648,819	2	5,089,941	(135,846)
BANCAFE (BCO)	4	539,872	3	5,088,369	(565,766)
CORFIVALLE (CF)	**5**	**432,738**	**14**	**1,816,384**	**361**
DAVIVIENDA (BCO)	6	388,912	5	4,130,844	31,042
CORFINSURA (CF)	7	385,756	13	2,409,546	6,721
POPULAR (BCO)	8	381,817	7	2,850,592	(5,048)
IFI (CF)	9	335,555	10	2,663,794	(199,543)
OCCIDENTE (BCO)	10	318,565	12	2,594,827	38,063
CITIBANK (BCO)	11	301,147	11	2,655,138	29,225
SANTANDER(BSCH) (BCO)	12	223,398	8	2,817,528	(33,384)
AGRARIO (BCO)	13	210,970	6	3,191,866	23,073
COLCORP (CF)	14	208,622	33	239,406	(3,558)
COLOMBIANA (CF)	15	171,873	17	1,229,929	(97,799)
COLPATRIA (BCO)	16	158,772	9	2,759,027	(34,327)
ESTADO (BCO)	17	141,881	15	1,530,138	(890,470)
CAJA SOCIAL (BCO)	18	125,697	19	1,047,018	(4,080)
CREDITO (BCO)	19	112,215	18	1,065,027	1,852
SUDAMERIS (BCO)	20	86,105	20	671,960	(18,966)
ABN AMRO BANK (BCO)	21	76,934	25	477,204	66
PORVENIR (AFP)	22	74,613	45	90,546	29,302

SISTEMA FINANCIERO COLOMBIANO POSICIÓN COMPETITIVA.
A Diciembre de 2000 ($MM)

ENTIDAD	Posición en Términos del Patrimonio	Patrimonio	Posición en Términos del Activo	Activos	Utilidades
BOGOTA (BCO)	1	945,164	3	5,589,144	27,478
BANCOLOMBIA (BCO)	2	905,382	1	6,994,066	(159,982)
BBVA GANADERO (BCO)	3	596,523	4	5,161,879	(429,847)
OCCIDENTE (BCO)	4	467,106	9	2,938,070	4,492
DAVIVIENDA (BCO)	5	447,695	5	4,207,674	46,825
GRANAHORRAR (BCO)	6	414,877	6	4,167,952	(23,983)
CORFINSURA (CF)	7	408,388	14	2,493,221	14,706
CORFIVALLE (CF)	**8**	**406,381**	**15**	**1,870,945**	**(31,748)**
IFI (CF)	9	363,802	12	2,841,023	(354,841)
CITIBANK (BCO)	10	354,519	10	2,908,383	30,269
POPULAR (BCO)	11	319,073	8	3,198,695	(80,743)
COLOMBIANA (CF)	12	238,192	17	1,275,635	(60,356)
COLPATRIA (BCO)	13	228,320	13	2,555,567	242
SANTANDER(BSCH) (BCO)	14	227,241	11	2,865,418	(34,742)
COLCORP (CF)	15	210,857	31	272,753	7,517
BANCAFE (BCO)	16	189,236	2	5,746,457	(381,407)
AGRARIO (BCO)	17	185,817	7	3,298,510	12,325
CAJA SOCIAL (BCO)	18	147,574	19	1,068,322	11,864
CREDITO (BCO)	19	143,221	18	1,167,709	29
ESTADO (BCO)	20	137,269	26	472,122	(11,684)
PORVENIR (AFP)	21	102,730	41	125,347	38,566
SUPERBANCO (BCO)	22	88,001	24	579,899	10,043

SISTEMA FINANCIERO COLOMBIANO POSICIÓN COMPETITIVA.
A Diciembre de 2001 ($MM)

ENTIDAD	Posición en Términos del Patrimonio	Patrimonio	Posición en Términos del Activo	Activos	Utilidades
BANCOLOMBIA (BCO)	1	1,027,567	1	8,037,759	90,123
BOGOTA (BCO)	2	941,450	2	6,296,591	170,537
BBVA GANADERO (BCO)	3	533,633	3	5,629,954	(50,476)
DAVIVIENDA (BCO)	4	470,761	5	4,328,574	27,626
OCCIDENTE (BCO)	5	456,438	11	3,337,993	78,639
CITIBANK (BCO)	6	419,633	12	3,155,500	65,339
CORFINSURA (CF)	7	410,688	15	2,637,484	9,356
CORFIVALLE (CF)	**8**	**391,638**	**18**	**2,083,978**	**(21,956)**
GRANAHORRAR (BCO)	9	325,773	7	3,784,050	13,479
POPULAR (BCO)	10	308,876	9	3,471,293	(22,526)
CONAVI (BCO)	11	306,955	8	3,702,667	5,450
AGRARIO (BCO)	12	263,639	6	3,876,023	76,676
AV VILLAS (BCO)	13	262,118	10	3,339,658	(50,824)
IFI (CF)	14	234,527	17	2,355,197	(299,724)
COLCORP (CF)	15	234,520	34	312,741	3,976
SANTANDER(BSCH) (BCO)	16	231,057	13	2,801,236	(5,258)
COLOMBIANA (CF)	17	230,104	21	1,301,116	(77,563)
COLPATRIA (BCO)	18	211,950	14	2,715,181	(28,955)
BANCAFE (BCO)	19	205,062	4	5,204,451	2,153
COLMENA (BCO)	20	181,558	16	2,598,857	(21,633)
CREDITO (BCO)	21	154,328	20	1,315,951	4,034
ESTADO (BCO)	22	150,985	35	293,212	31,341

SISTEMA FINANCIERO COLOMBIANO POSICIÓN COMPETITIVA.
A Diciembre de 2002 ($MM)

ENTIDAD	Posición en Términos del Patrimonio	Patrimonio	Posición en Términos del Activo	Activos	Utilidades
BANCOLOMBIA (BCO)	1	1,133,203	1	9,592,132	150,923
BOGOTA (BCO)	2	962,487	2	7,343,908	203,943
DAVIVIENDA (BCO)	3	518,320	5	4,689,107	57,243
BBVA GANADERO (BCO)	4	516,320	4	5,179,996	(16,530)
CORFINSURA (CF)	5	500,882	14	2,742,547	33,221
OCCIDENTE (BCO)	6	479,148	7	4,018,006	89,449
POPULAR (BCO)	7	375,022	10	3,626,852	45,297
CORFIVALLE (CF)	**8**	**369,949**	**17**	**2,229,338**	**(16,493)**
GRANAHORRAR (BCO)	9	359,719	9	3,860,396	38,424
AGRARIO (BCO)	10	356,772	6	4,538,277	92,246
CONAVI (BCO)	11	349,463	8	3,958,936	67,498
CITIBANK (BCO)	12	340,421	13	2,780,874	65,779
AV VILLAS (BCO)	13	283,913	11	3,223,257	9,666
COLOMBIANA (CF)	14	234,980	20	1,375,811	2,893
COLPATRIA (BCO)	15	230,088	12	2,899,787	9,065
IFI (CF)	16	225,163	18	1,730,426	12,626
COLCORP (CF)	17	203,954	35	312,699	7,252
ESTADO (BCO)	18	202,965	32	421,666	62,319
COLMENA (BCO)	19	197,760	15	2,683,309	13,327
BANCAFE (BCO)	20	186,824	3	5,724,618	5,706
CREDITO (BCO)	21	172,016	21	1,338,875	13,732
SANTANDER(BSCH) (BCO)	22	166,251	16	2,585,169	(73,064)

SISTEMA FINANCIERO COLOMBIANO POSICIÓN COMPETITIVA.
A Mayo de 2003 ($MM)

ENTIDAD	Posición en Términos del Patrimonio	Patrimonio	Posición en Términos del Activo	Activos	Utilidades
BANCOLOMBIA (BCO)	1	1,376,958	1	10,332,068	113,437
BOGOTA (BCO)	2	978,248	2	8,036,780	101,555
DAVIVIENDA (BCO)	3	531,478	6	4,582,326	37,217
CORFINSURA (CF)	4	528,502	13	2,978,591	40,666
OCCIDENTE (BCO)	5	504,225	7	4,065,219	46,310
BBVA GANADERO (BCO)	6	498,502	4	5,089,961	13,715
POPULAR (BCO)	7	392,113	10	3,718,034	36,902
CONAVI (BCO)	8	390,296	9	3,908,271	73,081
GRANAHORRAR (BCO)	9	387,818	8	3,930,177	32,258
CITIBANK (BCO)	10	363,169	14	2,800,864	25,025
CORFIVALLE (CF)	**11**	**349,603**	**17**	**2,245,997**	**(11,433)**
AV VILLAS (BCO)	12	292,865	11	3,380,129	11,383
AGRARIO (BCO)	13	287,318	5	4,767,771	54,297
SANTANDER(BSCH) (BCO)	14	270,703	16	2,575,197	7,505
COLPATRIA (BCO)	15	247,407	12	3,242,943	23,068
COLOMBIANA (CF)	16	244,389	21	1,383,260	3,401
ESTADO (BCO)	17	227,345	32	455,999	24,637
COLCORP (CF)	18	218,812	35	341,921	3,315
BANCAFE (BCO)	19	188,210	3	5,925,026	7,091
CREDITO (BCO)	20	177,322	20	1,406,057	10,110
CAJA SOCIAL (BCO)	21	169,333	22	1,318,477	13,248
COLMENA (BCO)	22	155,484	15	2,629,229	9,876

CAPITULO III

3. INFORMACION ADICIONAL SOBRE LA SOCIEDAD EMISORA

3.1. COMPOSICION DE INVERSIONES DE CAPITAL

La composición de las inversiones de capital según su clasificación por actividad económica e inversión es la siguiente a mayo 31 de 2003:

(Valores expresados en millones de pesos)

INVERSIONES NEGOCIABLES EN TITULOS PARTICIPATIVOS		
# DE EMPRESAS	**ACTIVIDAD ECONÓMICA**	**V/R -INVERSIÓN AJUSTADA**
2	Establecimientos de crédito	2,049.0
4	Entidades del sector real	121,721.6
	Sociedades fiduciarias	1,857.2
1	Otros entes	3,086.4
		128,714.2
INVERSIONES DISPONIBLES PARA LA VENTA		
# DE EMPRESAS	**ACTIVIDAD ECONÓMICA**	**V/R -INVERSIÓN AJUSTADA**
2	Establecimientos de crédito	28,185.1
1	Servicios financieros	31,185.8
1	Sector minero	596.0
1	Sector hotelero	40,357.4
5	Sector Agrícola	33,550.5
1	Infraestructura	196,156.9
18	Manufacturero e industrial	182,210.2
17	Otros entes	39,901.4
		552,143.3
		680,857.5

Fuente: Estados Financieros de la Corporación auditados por la Revisoría Fiscal.

3.1.2. SUBORDINADAS DEL EMISOR

La Corporación Financiera del Valle S.A., es matriz de las siguientes sociedades:

- **Leasing del Valle S.A.**, es una subordinada cuyo objeto social es la captación de recursos mediante depósitos a término para realizar operaciones de Leasing o arrendamiento financiero y operaciones activas de crédito.
  Su composición accionaría es:

Corporación Financiera del Valle S.A.	94.50%
Compañía de Inversiones del Valle Ltda.	5.50%
Otros	0.00%

Esta sociedad no cuenta con riesgos para la ejecución de su objeto social

- **Cofivalle Finance Bahamas Limited** tiene como objeto social principal realizar operaciones de préstamos, leasing internacional y otras actividades para financiar capital de trabajo de diversas compañías.
  Su composición accionaría es:

Corporación Financiera del Valle S.A.	100.00%

  Esta sociedad no cuenta con riesgos para la ejecución de su objeto social

- **Apex S.A. en Liquidación** tiene como objeto social adquirir y administrar acciones, cuotas o partes de interés social en cualquier clase de compañía, promoviendo su creación o participando en su capital. Actualmente es la matriz de Casa de Bolsa S.A. comisionista de Bolsa.
  Su composición accionaría es:

Corporación Financiera del Valle S.A.	94.95%
Compañía de Inversiones del Valle Ltda..	5.05%
Otros	0.00%

  Esta sociedad actualmente no cuenta con acreedores.

- **Fiduciaria del Valle S.A.**, tiene como objeto exclusivo el desarrollo de todos los negocios fiduciarios regulados por la ley y por las normas que la complementen y adicionen, sobre toda clase de bienes muebles e inmuebles corporales e incorporales.
  Su composición accionaría es:

Corporación Financiera del Valle S.A.	94.49%
Apex S.A. en Liquidación	5.51%
Otros	0.00%

  Esta sociedad no cuenta con riesgos para la ejecución de su objeto social

- **Casa de Bolsa S.A.**, tiene como objeto social el desarrollo del contrato de comisión para la compra y venta de valores inscritos en las bolsas de valores.
  Su composición accionaría es:

Corporación Financiera del Valle S.A.	20.00%
Apex S.A. en Liquidación	80.00%
Otros	0.00%

  Esta sociedad no cuenta con riesgos para la ejecución de su objeto social

- **C.I. Valle Trade S.A.**, tiene como objeto social la comercialización de productos colombianos en el exterior y la importación de materias primas y otros artículos para ser comercializados en el país.
  Su composición accionaría es:

Corporación Financiera del Valle S.A.	94.81%
Proyectos de Energía S.A.	2.88%
Compañía de Inversiones del Valle Ltda.	2.28%
Otros	0.03%

  Esta sociedad no cuenta con riesgos para la ejecución de su objeto social

- **Hoteles Estelar de Colombia S.A.**, tiene como objeto social la promoción, construcción, administración y explotación de hoteles; la promoción de compañías cuya actividad sea la actividad inmobiliaria y la propiedad raíz y la adquisición, enajenación, arrendamiento y administración de bienes muebles e inmuebles.
  Su composición accionaría es:

Corporación Financiera del Valle S.A.	84.26%
Gobernación del Valle	4.02%
Intercontinental Hotel Corp.	3.16%
Infivalle	2.97%
Intercontinental de Colombia	0.99%
Otros	4.60%

  Esta sociedad no cuenta con riesgos para la ejecución de su objeto social

- **Compañía de Inversiones del Valle Ltda.**, tiene como objeto social la explotación industrial de la agricultura, ganadería y silvicultura; la inversión o promoción de empresas dedicadas a actividades agrícolas, ganaderas, forestales, agroindustriales, de construcción, inmobiliarias, comerciales e industriales, y a la administración de fondos de pensiones y cesantías.
  Su composición accionaría es:

Corporación Financiera del Valle S.A.	92.93%
Apex S.A. en Liquidación	7.07%
Otros	0.00%

  Esta sociedad no cuenta con riesgos para la ejecución de su objeto social

- **Compañía Agropecuaria e Industrial Pajonales S.A.**, tiene como objeto social la explotación industrial de la agricultura, ganadería, y silvicultura; la inversión o promoción de empresas agrícolas, ganaderas, forestales, agroindustriales, de construcción, inmobiliarias, comerciales e industriales.
  Su composición accionaría es:

Corporación Financiera del Valle S.A.	94.51%
Compañía de Inversiones del Valle Ltda.	2.69%
Federación Nacional de Cafeteros	1.43%
Ingenio Providencia S.A.	1.37%
Otros	0.00%

  Esta sociedad no cuenta con riesgos para la ejecución de su objeto social

- **Molino Pajonales S.A.**, tiene como objeto social la explotación de la industria molinera para la explotación y venta de los productos y subproductos derivados del arroz, la explotación industrial de la agricultura, ganadería, y silvicultura; la inversión o promoción de empresas agrícolas, ganaderas, forestales, agroindustriales, de construcción, inmobiliarias, comerciales e industriales.
  Su composición accionaría es:

Corporación Financiera del Valle S.A.	92.80%
Cia. Agropecuaria e Industrial Pajonales S.A.	5.49%
Compañía de Inversiones del Valle Ltda.	1.70%
Otros	0.01%

  Esta sociedad no cuenta con riesgos para la ejecución de su objeto social

- **Desmotadora del Norte del Tolima S.A.**, tiene como objeto social la explotación de plantas, maquinaria y equipos para el desmote de semillas de algodón, extracción de aceites, fabricación y venta de aceites y grasas vegetales o animales así como los subproductos.
  Su composición accionaría es:

Corporación Financiera del Valle S.A.	92.81%
Cia. Agropecuaria e Industrial Pajonales S.A.	5.44%
Compañia de Inversiones del Valle Ltda.	1.69%
Otros	0.06%

  Esta sociedad no cuenta con riesgos para la ejecución de su objeto social

- **Valle Bursátiles S.A.**, tiene como objeto social celebrar contratos comerciales de comisión a través de las bolsas de productos agropecuarios establecidas dentro o fuera del territorio colombiano para el desarrollo y negociación de toda clase de productos agropecuarios, servicios y promoción de los mismos.
  Su composición accionaría es:

Corporación Financiera del Valle S.A.	1.33%
Cia. Agropecuaria e Industrial Pajonales S.A.	26.11%
C.I. Valle Trade S.A.	23.40%
Desmotadora del Norte del Tolima S.A.	24.57%
Molino Pajonales S.A.	24.57%

  Esta sociedad no cuenta con riesgos para la ejecución de su objeto social

- **Agromáquinas S.A.** tiene como objeto social principal la celebración de contratos comerciales de comisión a través de bolsas de productos agropecuarios establecidos dentro o fuera del territorio colombiano, para el desarrollo y negociación de toda clase de bienes, productos agropecuarios, piscícolas, avícolas, ganaderos, forestales y pecuarios, y la representación de servicios o productos que se negocien por estos mecanismos. La explotación de la industria molinera para la elaboración y venta de productos y subproductos derivados de cultivos agrícolas.
  Su composición accionaría es:

Cia. Agropecuaria e Industrial Pajonales S.A.	19.038%
Adolfo León Velez Velez	0.004%
Oscar Eduardo Tascón Tascón	0.004%
Desmotadora del Norte de Tolima	40.478%
Molino Pajonales S.A.	40.478%

  Esta sociedad no cuenta con riesgos para la ejecución de su objeto social

- **Mavalle S.A.** tiene como objeto social principal la compra, venta, importación, exportación, producción, financiación y fomento de caucho natural y sintético y afines y cualquiera otra clase de materiales aptos para fabricar productos de caucho y similares. Prestar asistencia técnica y servicios a los sectores de producción de que trata este objeto. Explotar industrialmente la agricultura, la ganadería, la avicultura, la porcicultura, la piscicultura, la zoocría y la silvicultura.
  Su composición accionaría es:

Cia. Agropecuaria e Industrial Pajonales S.A.	92.088%
Desmotolima S.A..	0.837%

Molino Pajonales	0.837%
Valle Bursátiles	0.837%
Agromáquinas	0.837%
Inversiones Navetas S.A.	3.147%
Inversiones Aguanica LTDA	0.208%
Fernando Mazuera y Cía S.A.	1.212%

Esta sociedad no cuenta con riesgos para la ejecución de su objeto social

- **Proyectos de Energía S.A.**, tiene como objeto social la inversión en sociedades y desarrollo de proyectos de energía eléctrica, la construcción de obras públicas y privadas bajo cualquier otro sistema distinto de la concesión; la inversión y promoción de sociedades agrícolas, ganaderas, forestales, agroindustriales, de construcción, inmobiliarias, comerciales e industriales, fiduciarias, comisionistas de bolsa y administradoras de fondos de pensiones y cesantías.
  Su composición accionaría es:

Corporación Financiera del Valle S.A.	94.32%
Compañía de Inversiones del Valle Ltda.	5.68%
Otros	0.00%

  Esta sociedad no cuenta con riesgos para la ejecución de su objeto social y su principal inversión es Central Hidroeléctrica Betania S.A. ESP.

- **Inversiones de Energía y Gas S.A.**, tiene como objeto social la inversión en 0sociedades y desarrollo de proyectos en el sector de energía eléctrica y gas.
  Su composición accionaría es:

Corporación Financiera del Valle S.A.	48.97%
Proyectos de Energía S.A.	51.03%
Otros	0.00%

  Esta sociedad no cuenta con riesgos para la ejecución de su objeto social y su principal inversión es Central Hidroeléctrica Betania S.A. ESP.

- **Promotora de Energía y Gas S.A.**, tiene como objeto social la inversión en sociedades y desarrollo de proyectos en el sector de energía eléctrica y gas.
  Su composición accionaría es:

Corporación Financiera del Valle S.A.	20.90%
Proyectos de Energía S.A.	79.10%
Otros	0.00%

  Esta sociedad no cuenta con riesgos para la ejecución de su objeto social y su principal inversión es Central Hidroeléctrica Betania S.A. ESP.

- **Prodesal S.A.** tiene como objeto social a) Establecer y explotar en Colombia y en el exterior fábricas para producir, mediante electrólisis de salmuera productos tales como cloro, hidrógeno, hidróxidos, cloratos, percloratos o derivados de éstos y productos similares, y mediante combinación, física y/o química, de estos productos, otros tales como ácido clorhidrico, hipocloritos o derivados de éstos y productos similares; b) Adquirir en Colombia o en el exterior, directamente o por traspaso, adjudicaciones, aportes, arrendamientos, concesiones o permisos de exploración y explotación de fuentes de materias primas e insumos para los procesos electrolíticos y de combinación de sus productos; c) Realizar en los

mercados nacionales e internacionales todas las operaciones comerciales e industriales relacionadas con la adquisición de materias primas, insumos, equipos, tecnología, de servicios técnicos y los requeridos por la sociedad para la comercialización y venta de los productos, subproductos, etc. Que se produzcan o no en las plantas industriales operadas por la sociedad; d) Promover, formar, organizar sociedades comerciales cuyo objeto social semejante o complementario al suyo y suscribir acciones o tomar cuotas de interés social en ellas y en aquellas que tengan por objeto abrir mercados o facilitar su distribución o el uso a los productos de la sociedad; e) Celebrar contratos de cualquier naturaleza que se requieran para el debido cumplimiento y realización de sus funciones; f) Realizar toda clase de servicios relacionados con la actividad portuaria; g) Realizar actividades correspondientes a la Exploración, explotación, beneficio, transporte, comercialización y aprovechamiento de toda clase de minerales.
Su composición accionaria es:

Corporación Financiera del Valle S.A.	64.50%
Fideicomiso Acciones Prodesal	30.10%
Internacional Finance Corporation	5.00%
Otros	0.40%

Esta sociedad no cuenta con riesgos para la ejecución de su objeto social

- **Prodesal del Cauca S.A.** tiene como objeto social : a) Establecer y explotar en Colombia y en el exterior fábricas para producir, mediante electrólisis de salmueras productos tales como Cloro, Hidrógeno, Hidróxidos, Cloratos, Percloratos o derivados de estos y productos similares, y mediante combinación, física o química, de estos productos, otros tales como Acido Clorhídrico, Hipocloritos o derivados de estos y productos similares, así como también establecer plantas que procesen , consuman o produzcan otros compuestos químicos, materias primas o derivados, que como la refinación de sal tengan relación con sus actividades de producción básica, en este o en otros sitios. b) Realizar en los mercados nacionales e internacionales todas las operaciones comerciales e industriales relacionadas con la adquisición de materias primas, insumos, equipo, tecnología, de servicios técnicos y los requeridos por la sociedad para la comercialización y venta de los productos, subproductos, etc., que se produzcan o no en las plantas industriales operadas por la sociedad. c) Realizar toda clase de actividades agricolas en los predios de su propiedad d) Promover, formar, organizar sociedades comerciales cuyo objeto social semejante o complementario al suyo y suscribir acciones o tomar cuotas de interés social en ellas y en aquellas que tengan por objeto abrir mercados o facilitar su distribución o el uso a los productos de la sociedad; e) Realizar toda clase de servicios relacionados con la actividad portuaria.
  Su composición accionaria es:

Prodesal S.A.	94.600%
Corporación Financiera del Valle	5.400%
Fernando Parrado Gómez	0.000%
Francisco Palau Alvargonzáles	0.000%
Mauricio Mejía Pardo	0.000%

Esta sociedad fue creada bajo los beneficios de la Ley Páez.

- **Lloreda S.A.** tiene como objeto social principal la fabricación, distribución y venta de aceites y grasas comestibles y de productos alimenticios, de aseo, higiene y uso personal y la distribución y venta de productos elaborados por terceros.
Su composición accionaría es:

Corporación Financiera del Valle S.A.	53.827%
Fresnel Investment Corp.	12.477%
Banco Popular	7.401%
Promotora de Inversiones Ltda.. – Proinve Ltda..	6.939%
Instituto de Fomento Industrial IFI	6.359%
Corporación Financiera Colombiana S.A.	3.524%
Banco Bogota S.A.	2.174%
Otros	7.299%

Esta sociedad se encuentra cumpliendo el acuerdo de reestructuración de Ley 550.

- **Textiles El Cedro S.A.** Producción, exportación e importación de telas, tejidos y textiles de toda clase.

Bylander de Zaccour Ingrid	0.226%
Corfes S.A.	2.910%
Corporación Financiera del Valle S.A.	67.597%
Daccach D. Camilo A.	1.206%
Daccach D. Lamia	1.206%
Daccach D. Liliane	1.206%
Daccach F. Denisse	0.669%
Daccach F. Khalil A.	0.410%
Daccach F. Marcelle	0.669%
Daccach K. Nadia C.	3.378%
Daccach M. Lody	0.590%
Daccach M.Samir C.	9.275%
Daccach T. Edvique	0.713%
Daccach T. José Camilo	0.713%
Daccach T. Juan Antonio	0.713%
Dager D. Juan Carlos	0.316%
Dager D. María Victoria	0.316%
Estrada D. Diana	0.316%
Estrada D. Samir	0.316%
Fiat de Daccach Mary	0.944%
Fondo Mutuo Compartir	0.496%
Heneine Zaccour Carlos H.	0.529%
Khalil Daccach y Cía. S. en C.	0.259%
Tawil de Daccach Noemí	1.657%
Zaccour B. Luis G.	0.231%
Zaccour de Farah Renee	0.562%
Zaccour de GeadahYumma	1.120%
Zaccour S. Elisa	0.590%
Otros	0.867%

Se encuentra en liquidación obligatoria ante el fracaso del concordato.

3.1.3. CARTERA POR DESTINO ECONOMICO

El saldo de la cartera por destinación económica al 30 de mayo de 2003 es como sigue:

(Valores expresados en Millones de pesos)

DESTINO ECONOMICO	VALOR
Agroindustrial	60,455
Agropecuario	13,631
Agua	1,791
Alimentos y Bebidas	83,615
Bienes Inmuebles	31,600
Caucho	441
Comercio y Distribuidores	108,730
Construccion	38,171
Entidades de Servicios	14,200
Entidades Públicas	77,921
Explotación de Minas y Canteras	6,794
Financiero	38,333
Hoteleria y Turismo	11,094
Industria Manufacturera	22,559
Instituciones Educativas	6,424
Madera	7,267
Otros	2,544
Papel carton y Editoriales	63,047
Petroleo, Gas Natural y Vapor	23,711
Plástico	33,705
Quimico	72,274
Salud	7,582
Sector Automotriz	10,000
Siderurgica y otros metales	19,028
Silvicultura, Caza y Pesca	125
Telecomunicaciones	46,504
Textiles, Cuero y otras confecciones	24,802
Transporte	8,119
CFV Energy	70,832
CARTERA BRUTA	**905,298**
Provisión	-49,929
CARTERA NETA	**855,369**

3.1.4. OPERACIONES CON COMPAÑÍAS VINCULADAS

3.1.4.1. OPERACIONES CON ACCIONISTAS QUE POSEEN MAS DEL 0.01%

(Valores expresados en millones de pesos)

	Mayo-03	Dic-02
▪ ALLOJOS S.A.		
Cuentas por pagar	13.9	13.9
▪ AMALFI S.A.		
Cuentas por pagar	10.0	10.0
▪ BANCO ANDINO COLOMBIA S.A. (En liquidación)		
Cuentas por pagar	17.2	0.5
▪ BANCO DE BOGOTA		
Inversiones	9.4	8.3
Cuentas por pagar	140.9	140.9
▪ BANCO DE CREDITO		
Cuentas por pagar	37.6	9,814.5
▪ BANCO DE OCCIDENTE		
Inversiones	2,039.6	1,816.8
Cuentas por pagar	29.1	18.6
▪ BANCO POPULAR		
Cuentas por pagar	19.2	19.2
▪ BANCO SANTANDER		
Cuentas por pagar	157.9	157.9
▪ BAVARIA S.A.		
Cartera	25,000.0	25,000.0
Cuentas por cobrar	477.0	1,520.7
Cuentas por pagar	482.5	40.0
▪ BRITILANA BENREY S.A.		
Cartera	400.5	478.5
Cuentas por cobrar	6.2	11.2
Cuentas por pagar	19.2	19.2
▪ GONZALO CAICEDO TORO		
Cuentas por pagar	251.3	251.3
▪ CEMENTOS DEL VALLE S.A.		
Inversiones	6,768.2	5,925.2
Cuentas por pagar	100.8	97.8
▪ CENTRAL CASTILLA S.A.		
Cartera de créditos	5,133.1	6,445.5
Cuentas por cobrar	20.4	83.5
Cuentas por pagar	139.6	4,933.6
▪ CITIBANK		
Cuentas por pagar	314.6	290.9
▪ COMITÉ DEPARTAMENTAL DE CAFETEROS DEL VALLE S.A.		

Cartera	250.0	250.0
Cuentas por cobrar	7.2	1.0
Cuentas por pagar	7.8	7.8
▪ COMPAÑÍA DE ELECTRICIDAD DE TULÚA S.A.		
Cuentas por pagar	10.6	10.6
▪ CORPORACION ANDINA DE FOMENTO CARACAS		
Inversiones	235.9	232.2
Cuentas por pagar	26.4	122.1
▪ CORPORACION FINANCIERA DEL NORTE S.A.		
Cuentas por pagar	26.4	26.4
▪ CORPORACION FINANCIERA DEL PACIFICO S.A.		
Cuentas por pagar	95.3	95.3
▪ FONDO DE CESANTIAS PORVENIR		
Cuentas por pagar	10.5	8.2
▪ FONDO DE GARANTIAS DE INSTITUCIONES FINANCIERAS		
Cuentas por pagar	388.1	388.1
▪ FONDO DE PENSIONES OBLIGATORIAS PORVENIR		
Depósitos y exigibilidades	0.0	20,013.4
▪ GENERAL METALICA LTDA		
Cuentas por pagar	13.8	13.8
▪ INGENIO DEL CAUCA S.A.		
Cartera	8,689.3	18,743.6
Cuentas por cobrar	41.5	83.9
Cuentas por pagar	548.5	16,203.5
▪ INGENIO LA CABAÑA S.A.		
Inversiones	6,323.8	6,323.8
Cartera	0.0	4,217.0
Cuentas por cobrar	313.3	433.7
Fondos interbancarios	3,073.6	0.0
Cuentas por pagar	1,153.4	949.3
▪ INGENIO PROVIDENCIA		
Cartera	16,827.1	14,414.6
Cuentas por cobrar	142.0	86.1
Cuentas por pagar	342.7	342.7
▪ INSTITUTO DE FOMENTO INDUSTRIAL		
Cuentas por pagar	21.4	21.4
▪ INVERSIONES REZIC & CIA S.EN C.		
Cuentas por pagar	11.2	11.2
▪ INVERSIONES Y PROMOCIONES S.A.		
Cuentas por pagar	28.6	28.6
▪ LIBERTY SEGUROS S.A.		
Cuentas por pagar	2.3	2.3
▪ MANUELITA S.A.		

Cartera	9,500.0	11,275.6
Cuentas por cobrar	356.6	169.7
Cuentas por pagar	183.5	183.5
▪ PATRIMONIO AUTÓNOMO FIDUCIARIA COLPATRIA S.A.		
Cuentas por pagar	21.6	21.6
▪ PRICE WATERHOUSE		
Cuentas por pagar	110.7	110.7
▪ PROMOTORA INTERAMERICANA DE INVERSIONES LTDA		
Cuentas por pagar	100.0	100.0
▪ UNIVERSIDAD AUTONOMA DE MANIZALES		
Cartera	745.0	745.0
Cuentas por cobrar	19.9	4.9

3.1.4.2. OPERACIONES CON COMPAÑIAS DONDE SE POSEE INVERSION SUPERIOR AL 50%

(Valores expresados en millones de pesos)

	May-03	Dic-02
▪ APEX S.A EN LIQUIDACION		
Inversiones	18,404.2	18,404.2
▪ C.I. VALLE TRADE S.A.		
Inversiones	8,393.6	8,393.6
Cartera De Créditos	20,901.6	15,593.1
Cuentas Por Cobrar	584.0	358.9
Cuentas Por Pagar	52.9	48.8
▪ CASA DE BOLSA S.A.		
Inversiones	761.2	761.2
▪ COFIVALLE FINANCE (BAHAMAS) LIMITED		
Inversiones	17,208.0	16,942.8
▪ COMPAÑIA DE INVERSIONES DEL VALLE S.A		
Inversiones	18,683.1	18,683.1
Cartera De Créditos	15,962.5	15,962.5
Cuentas Por Cobrar	884.9	350.3
Cuentas Por Pagar	8.2	4.3
▪ COMPANIA AGROPECUARIA E INDUSTRIAL PAJONALES S.A.		
Inversiones	22,065.4	22,065.4
Cuentas Por Cobrar	1,417.6	708.8
▪ DESMOTADORA DEL NORTE DEL TOLIMA S.A.-		
Inversiones	1,587.8	1,587.8
▪ FIDUCIARIA DEL VALLE S.A.		
Inversiones	10,925.8	10,925.8
Cuentas Por Cobrar	598.2	11.2

▪ HOTELES ESTELAR DE COLOMBIA S.A.		
Inversiones	40,297.6	40,297.6
Cartera De Créditos	6,730.0	6,730.0
Cuentas Por Cobrar	2,953.6	2,695.6
▪ PRODUCTOS DERIVADOS DE LA SAL S.A.		
Inversiones	39,019.1	39,019.1
Derechos En Fideicomisos	8,522.5	8,522.5
▪ LEASING DEL VALLE S.A.		
Inversiones	10,769.3	10,769.3
Cuentas Por Cobrar	474.5	147.9
Cartera	6,763.7	6,354.0
Cuentas Por Pagar	48.3	97.4
▪ PROYECTOS DE ENERGIA S.A.		
Inversiones	116,410.8	116,410.8
Cuentas Por Cobrar	6,738.0	5,970.0
▪ INVERSIONES DE ENERGIA Y GAS S.A.		
Inversiones	36,473.2	36,473.2
Cartera	23,074.8	23,074.8
▪ PROMOTORA DE ENERGIA Y GAS S.A.		
Inversiones	11.,619.2	11,619.2
Cartera	47,756.6	47,756.6
▪ MOLINO PAJONALES S.A.		
Inversiones	1,571.7	1,571.7
Cartera	221.9	277.3
Cuentas Por Cobrar	9.4	14.1
▪ LLOREDA S.A.		
Inversiones	125,700.2	125,700.2

3.2. OBLIGACIONES FINANCIERAS A 31 DE MAYO DE 2.003

(Valores expresados en millones de pesos)

NOMBRE DE LA CUENTA	PESOS	US$	TOTAL	F.DE VCMNTO (1)		T.EFEC. ANUAL (2)		MOD.
				$	US$	$	US$	AMORT.
Finagro	91,795.8		91,795.8	15-Feb-04		24.97%		T.V.
Bancoldex	307,279.9	75,103.2	382,383.1	21-Abr-04	18-Jun-04	22.21%	8.17%	S.V.
Findeter	51,140.3		51,140.3	20-Mar-07		28.05%		T.V.
IFI	20,333.4		20,333.4	29-Jul-04		26.04%	8.56%	T.V.
Bancos del exterior		151,446.6	151,446.6		30-Oct 04		6.60%	S.V.
Banco Mundial - Birf 3321		1,886.6	1,886.6		15-Oct-07		7.87%	S.V.
TOTALES	**470,549.4**	**228,436.4**	**698,985.8**					

(1) Corresponde al vencimiento de la última cuota del pagaré. (2) Corresponde a la tasa promedio ponderada

3.3. RELACION DE PROCESOS PENDIENTES EN CONTRA DE LA CORPORACION

Contra la Sociedad emisora existen los siguientes Procesos:

- **Proceso Laboral de Luis Fernando Guzmán.** Pretende que se le cancele reajuste de la indemnización por despido injustificado, reintegro de salarios y prestaciones sociales retenidas, deducidas y compensadas.

  Cabe señalar que el citado señor fue despedido de la Corporación por decisión unilateral, habiéndosele pagado oportunamente sus prestaciones legales más la indemnización legal correspondiente.

  La contingencia se ha calificado como **eventual** en los términos del artículo 52 del Decreto 2649 de 1993. En este orden de ideas, dando cumplimiento a las normas de la Superintendencia Bancaria, la Corporación ha realizado la provisión correspondiente.

  Cuantia estimada: $250MM

- **Acción de simulación y revocatoria concursal Jorge E. Galvez Velásquez.** Liquidador interpuso acción revocatoria contra actos de enajenación de acciones de Holguines a entidades financieras que las pagaron con pagarés, que finalmente fueron endosadas por Holguines a CFV.

  La CFV considera que las obligaciones que, mediante endoso de pagarés le fueron pagadas, en su gran mayoría se encontraban vencidas y estaban garantizadas con prenda sobre las acciones. Así mismo, los elementos que autorizan iniciar la acción revocatoria de que tratan los artículos 183 y siguientes de la Ley 222 de 1995, no se encuentran verificados para el caso concreto, por ello, las pretensiones en contra de la Corporación Financiera del Valle no están llamadas a prosperar.

  La contingencia se ha calificado como **remota** en los términos del artículo 52 del Decreto 2649 de 1993.

  Cuantia estimada: $1.465MM

- **Proceso Ordinario de Carlos Alberto, Luis Fernando y Sonia Yangüas Aragón contra la Corporación y otros.** Se pretende se decrete terminación de contrato de fiducia mercantil suscrito entre Vizcaya y Fiduciaria Alianza, mediante la cual se constituyó el patrimonio autónomo. Se ordene con efectos frente a la totalidad de las entidades demandadas la restitución jurídica y material de todos los derechos fideicomitidos y afectados al patrimonio autónomo a otro patrimonio autónomo.

  Por su parte, la CORPORACION FINANCIERA DEL VALLE S.A. argumenta que la fiducia no se celebró en fraude a los intereses de los demandantes y que el fideicomiso ni propició, ni aumentó, ni hizo absoluto el estado de insolvencia de Viscaya Centro Comercial S.A. y que al separar los patrimonios y asegurarle al patrimonio autónomo los recursos para terminar el proyecto, independizó la suerte jurídica, económica y patrimonial del proyecto del de la sociedad Viscaya Centro

Comercial S.A., salvando el proyecto y los intereses patrimoniales de los acreedores, entre los que se encontraban los demandantes. La fiducia no solo no desmejoró la prenda general de los acreedores (es decir, del Centro Comercial Viscaya), sino que la incrementó y fortaleció, haciéndola real, pues de no existir la fiducia, la prenda hoy no existiría o estaría reducida a un proyecto inconcluso.

La contingencia se ha calificado como **remota** en los términos del artículo 52 del Decreto 2649 de 1993.

Cuantía estimada: $1.716MM contra todos los demandados.

- **Acción Revocatoria**, con la que se pretende que se declare ineficaz y sin efectos legales la dación en pago efectuada por ACERÍAS PAZ DEL RIO a LA CFV sobre 96.279 (de un total de 32.849.143) acciones emitidas por CEMENTOS DEL RIO y que se encontraban en fiducia mercantil de garantía y pago en FIDUANGLO (Hoy, Lloyds Trust), y que como consecuencia de lo anterior, se revoquen los actos y contratos realizados por el empresario como consecuencia de la dación, por haber causado un supuesto daño directo, cierto y futuro a los acreedores preferenciales (pensionados). Así mismo, solicitan que se ordene la devolución de estos bienes a ACERÍAS PAZ DEL RIO.

LA CFV considera y probará mediante los actos administrativos expedidos por las propias superintendencias, la Validez del negocio Jurídico que se pretende revocar. Adicionalmente se ha argumentado que operó la Caducidad Administrativa de la Acción Instaurada, como la Cosa juzgada y/o Fuerza Ejecutiva de las decisiones de la Superintendencia de Sociedades. Finalmente se ha invocado el Incumplimiento de los presupuestos procesales necesarios para incoar la acción revocatoria contenida en el artículo 39 de la ley 550 de 1999.

La contingencia se ha calificado como **remota** en los términos del artículo 52 del Decreto 2649 de 1993.

Cuantía estimada: $116MM

3.4. RELACIONES LABORALES

La CORPORACION FINANCIERA DEL VALLE S.A. mantiene excelentes relaciones laborales con sus funcionarios. A 31 de mayo de 2003 contaba con una planta de 375 empleados. La Corporación no posee sindicato.

3.5. RIESGOS QUE ENFRENTA LA CORPORACION

Actualmente no existen riesgos propios a la empresa razonablemente probables que en caso de concretarse puedan llegar a afectar seriamente la situación financiera o comercial de la Corporación, o que pudiesen imposibilitar el desarrollo de sus actividades, salvo aquellos derivados de la competencia y de los factores globales que afectan el sector. Por tanto, existen oportunidades y amenazas en el entorno del

mercado que deben ser capitalizadas por la Corporación para lograr el pleno cumplimiento de su objeto social.

CAPITULO IV

4.1. INFORME GERENCIAL DE COLOCACION

La CORPORACION FINANCIERA DEL VALLE S.A. tiene como objeto fundamental (de acuerdo con el Artículo 11 del Decreto 663 de 1993) la movilización de recursos y la asignación de capital para promover la creación, reorganización, fusión, transformación y expansión de cualquier tipo de empresas y parques industriales, para participar en su capital, y promover la participación de terceros en tales empresas como también ofrecerles servicios financieros especializados que contribuyan a su desarrollo.

La Corporación también podrá atender otras empresas y sectores cuyo servicio se autorice a través de normas especiales.

Con base en la Ley que regula su funcionamiento, la Corporación moviliza recursos hacia las actividades antes indicadas, recursos que obtiene en el mercado de capitales del país y mediante la utilización de líneas de fomento administradas por el Banco de la República o provenientes de organismos internacionales de financiamiento tales como el Banco Mundial, el Banco Interamericano de Desarrollo, la Corporación Andina de Fomento, la Corporación Financiera Internacional, etc.

Su larga relación con dichas entidades ha permitido un mayor conocimiento de la Corporación en el exterior y ello ha servido de base para el establecimiento de una amplia red de corresponsales con Bancos de primera categoría en los principales países del mundo.

En la Asamblea Ordinaria de Accionistas celebrada el 28 de marzo de 2.003, **LA CORPORACION** no aprobó el reparto de dividendos en razón a las pérdidas en el ejercicio de 2.002.

A continuación se presenta un cuadro sobre la evolución de la utilidad de la financiera en los últimos años, así:

AÑO	UTILIDAD	R. LEGAL	OTRAS RESERVAS	DIVIDENDOS DECRETADOS
1997	49,667.9	49,667.9	(8,523.7)	8,523.7
1998	(69,578.4)	0	0	0
1999	360.9	(69,217.4)	0	2,620.0
2000	(31,747.9)	0	0	0
2001	(21,956.3)	0	0	0
2002	(16,493.2)	0	0	0

Su cartera total al 31 de mayo de 2003 ascendía a $855,368.8 millones, conformada por préstamos otorgados a empresas de todo el país, los cuales se encuentran adecuadamente garantizados con garantías hipotecarias o prendas industriales principalmente.

La Corporación Financiera del Valle S.A. no tiene provisiones ni reservas para la readquisición de acciones.

La Corporación Financiera del Valle S.A. no tiene provisiones establecidas para modificar los términos o condiciones de las emisiones de los títulos de deuda colocados mediante oferta pública.

En desarrollo de sus funciones, la Corporación cumple la labor de promover la creación de empresas y participar en el capital de ellas. En la actualidad la Corporación está vinculada al capital de diferentes compañías pertenecientes a distintos sectores productivos. Al cierre del 31 de Mayo de 2.003 el valor en libros de sus inversiones totalizó $680,857.5 millones.

En cuanto a perspectivas, la Corporación ha entendido que tiene que desarrollar la capacidad necesaria para anticiparse y adaptarse a los cambios de las circunstancias externas, tanto en lo económico, como en materia de reglamentación de su actividad por las autoridades.

En cumplimiento de sus funciones de establecimiento de crédito e inversión, la Corporación ha diseñado políticas en varios frentes que le permitirán enfrentar su futuro con éxito. Estos campos son:

- Mejoramiento de la cartera actual;
- Mejoramiento de la cartera futura, mediante una mejor evaluación de los proyectos;
- Realización de inversiones en empresas industriales nuevas y existentes;
- Mejoramiento de su eficiencia administrativa;
- Diversificación de los servicios y recursos, especialmente los de Banca de Inversión, con el fin de adaptarse a los cambios que ocurran en el ambiente económico nacional e internacional.
- Mejoramiento en el servicio a sus clientes, tanto de crédito como de captación de recursos.
- Participación activa en el Mercado de Capitales.

Los balances que se adjuntan permiten apreciar la situación financiera de la Corporación, la cual cumple con todas las normas legales.

4.2. INFLUENCIAS POLITICAS Y MACROECONOMICAS EN LA CORPORACION

La Corporación no escapa a los avatares en que se desarrolla la actual situación económica del país.

Es por ello que factores políticos tales como la inestabilidad social, y las normas reguladoras de la economía, inciden directa o indirectamente sobre el desempeño no sólo de la Corporación sino de todas las empresas del país. La inflación, las tasas de

interés, la devaluación, la fluctuación de la moneda y el control de cambios y otros factores exógenos delimitan en forma negativa o positiva el decurso de las operaciones financieras de la compañía, pues esas matrices si no son bien determinadas por el Estado, ocasionan serios desajustes al sistema financiero del país y la Corporación no es una excepción a estos hechos.

La solidez patrimonial de la Corporación la hace responder a los elementos competitivos del mercado y mirar con optimismo el futuro de Colombia. El esfuerzo de la Corporación para contrarrestar el impacto de las variables macroeconómicas, como la competencia de las otras entidades financieras se centrará específicamente en su logro de consolidación como banco de inversión, el incremento de los activos de riesgo, la generación de una cultura de servicio al cliente y la disposición de una plataforma tecnológica adecuada.

4.3. BALANCE COMPARATIVO CERTIFICADO

Se anexan al presente Prospecto copias de los Balances cortados a diciembre 31 de 2000, 2001, y 2002, así como los Balances cortados a 31 de mayo de 2003.

Los Estados Financieros cumplen con las exigencias de consolidación a que se refieren las normas legales.

La información financiera de la CORPORACION FINANCIERA DEL VALLE S.A. incluida en este prospecto se encuentra actualizada hasta 31 de mayo de 2003. Igualmente a partir de esta fecha dicha información se encuentra actualizada y puede ser consultada en el Registro Nacional de Valores e Intermediarios y/o la Bolsa de Valores de Colombia.

APROBACIÓN Y AUTORIZACIONES

Las Asambleas Generales Extraordinarias de Accionistas de la Corporación Financiera del Valle S.A. en reuniones del 1°. y 2 de Julio de 2003 aprobaron la Emisión y Colocación de Acciones solo en la clase de acciones ordinarias, según consta en las Actas Nos. 013 y 056, respectivamente. Al mismo tiempo ratificaron la aprobación del Reglamento aprobado por la Junta Directiva y delegaron en este órgano la facultad de modificarlo y presentar el Prospecto de Emisión y Colocación de Acciones aprobado por la Junta Directiva.

La Junta Directiva de la Corporación Financiera del Valle mediante Actas No. 1.498 y 1.499 de fecha 9 y 24 de Junio de 2003, respectivamente, aprobó el Reglamento de Colocación de Acciones Ordinarias y el Prospecto correspondiente.

La Superintendencia Bancaria mediante Resoluciones Nos. 0700 y 0725 de 11 y 17 de Julio de 2003, respectivamente, autorizó la emisión de las acciones Ordinarias contenidas en el reglamento de Colocación.

La oferta pública de las acciones Ordinarias fue autorizada por la Superintendencia de Valores mediante Resolución No. 0461 del 22 de Julio de 2003.

PROSPECTO DE EMISION Y COLOCACION DE ACCIONES CORPORACION FINANCIERA DEL VALLE S.A.

CONSTANCIA DEL REPRESENTANTE LEGAL

Por medio del presente escrito dejo constancia expresa de que el Prospecto de Emisión y Colocación de ACCIONES DE LA CORPORACION FINANCIERA DEL VALLE S.A., ha sido elaborado conforme a la autorización otorgada por la Junta Directiva y la información en él contenida corresponde en su totalidad, a la situación financiera de **LA CORPORACION**, no habiéndose realizado omisiones de información que puedan afectar la decisión de los futuros inversionistas.

CONSTANCIA DEL REVISOR FISCAL

El suscrito Revisor Fiscal de conformidad con lo establecido en el artículo 1.2.2.2, Numeral 10 de la Resolución 400 de 1995 de la Superintendencia de Valores, hace constar lo siguiente:

"Que dentro de mi competencia como Revisor Fiscal he empleado procedimientos de verificación del Prospecto de Emisión y Colocación de Acciones de la Corporación Financiera del Valle S.A. que aseguren la veracidad del mismo, y éste no presenta omisiones de información que revista materialidad y que puedan afectar la decisión de los futuros inversionistas.

Que el Balance General al 31 de diciembre de 2002 y el Estado de Resultados por el período comprendido entre el 1 de enero y el 31 de diciembre de 2002, incluidos ambos en el Prospecto de Emisión y Colocación de Acciones, fueron tomados de los registros contables de la Corporación y corresponden a estados financieros auditados según el informe de fecha 17 de Febrero y 27 de Marzo de 2003, expresaron una opinión limpia sobre los mismos. Estos estados financieros ya fueron aprobados por la Superintendencia Bancaria. Así mismo, que el Balance General al 31 de mayo de 2003 y el Estado de Resultados por el período comprendido entre el 1 de enero y el 31 de mayo de 2003, fueron tomados de los registros contables de la Corporación."

ADVERTENCIA: LA INSCRIPCIÓN DE LOS TITULOS EN EL REGISTRO NACIONAL DE VALORES E INTERMEDIARIOS Y LA AUTORIZACION DE LA OFERTA PUBLICA POR PARTE DE LA SUPERINTENDENCIA DE VALORES NO IMPLICA CERTIFICACIÓN SOBRE LA BONDAD DEL VALOR O LA SOLVENCIA DEL EMISOR.

Para constancia firmamos en Santiago de Cali, a los tres (03) días del mes de Julio del año dos mil tres (2.003).

(Fdo,)
ENRIQUE URIBE ORTIZ
REPRESENTANTE LEGAL

(Fdo.)
JESUS DARIO LOPEZ CASELLA
REVISOR FISCAL SUPLENTE
T.P. 44361-T

FILE No. 823437

03 SEP 15 AM 7:21

Cali, Julio 24, 2003

Doctor
Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-11 - Corporación Financiera del Valle S.A.
030 - Informes trimestrales – emisores
05 - Requerimientos
Con anexos

In compliance with Resolution 1447 of 1994 if the Superintendencia de Valores, I am attaching Forms F-220-511, F-220-515 and F-220-516, duly completed as of June 30, 2003.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20037-1281
Fecha : 25/07/2003 15:50
Trámite : 30 INFORMES TRIMESTRALES - SOLICITUD / PRESENTACION
Actividad : 1
Dependencia: 220 Anexos : 3 lc 123591

Cali, 24 de julio de 2003

Doctor
Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-11 – Corporación Financiera del Valle S.A
030 – Informes trimestrales - emisores
05 – Requerimientos
Con anexos

Dando cumplimiento a lo ordenado en la Resolución No. 1447 de 1.994 de la Superintendencia de Valores, le remito debidamente diligenciados a junio 30 de 2003 los formularios F-220-511, F-220-515 y F-220-516.

Cordialmente,

Oscar Campo Saavedra
Secretario General

FAVOR DEVOLVER ESTA ... MADA

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION.
CALI,
PEDRO LUIS CORTES ...
NOTARIO PRIMERO

FILE No. 82343

SUPERINTENDENCIA DE VALORES

FORMATO 016

INFORMACION SOBRE PRINCIPALES ACCIONISTAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

Unidad de Captura	DESCRIPCION RENGLONES	Columna 01 NOMBRE DEL ACCIONISTA	Columna 02 IDENTIFICACION	Columna 03 * TIPO DE IDENTIFICACION	Columna 04 NACIONALIDAD	Columna 05 No. DE ACCIONES POSEIDAS	Columna 06 % DE PARTICIPACION
01	001 1er. Accionista ordinario						
	002 2do. Accionista ordinario						
	003 3er. Accionista ordinario						
	004 4to. Accionista ordinario						
	005 5to. Accionista ordinario						
	....						
	020 20o. Accionista ordinario						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Ordinarias					56.725.353	85,92%
02	001 1er. Accionista con dividendo Preferencial						
	002 2do. Accionista con dividendo Preferencial						
	003 3er. Accionista con dividendo Preferencial						
	004 4to. Accionista con dividendo Preferencial						
	005 5to. Accionista con dividendo Preferencial						
	....						
	020 20o. Accionista con dividendo Preferencial						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Preferenciales Sin Derecho a Voto					9.298.994	14,08%
03	001 1er. Accionista con acciones privilegiadas						
	002 2do. Accionista con acciones privilegiadas						
	003 3er. Accionista con acciones privilegiadas						
	004 4to. Accionista con acciones privilegiadas						
	005 5to. Accionista con acciones privilegiadas						
	....						
	020 20o. Accionista con acciones privilegiadas						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Privilegiadas						
04	999 Total Acciones en Circulación					66.024.347	100,00%

COMO NOTARIO PRIMER... CIRCULO DE CALI
CERT... CO
QUE LA PRESENTE ... CORRESPONDE AL
ORIGINAL DEL ... QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION.
CALI, 05 SEP 2003
PEDRO LUIS ...
NOTARIO

NOTA : Relacionar los veinte más importantes accionistas según participación en cada caso. **JUNIO 30/2003** **F - 220 - 511**

* TIPO DE IDENTIFICACION: 1= CEDULA DE CIUDADANIA, 2= NIT, 3= TARJETA DE IDENTIDAD, 4= MENOR DE EDAD, 5= CEDULA DE EXTRANJERIA, 9= OTROS

Los campos sombreados no se deben diligenciar

PRIMEROS VEINTE ACCIONISTAS ORDINARIOS A JUNIO 30 DE 2003

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	FEDERACION NACIONAL DE CAFETEROS DE COLOMBIA (*)	860.007.538-2	NIT	COLOMBIANA	6.101.652	9,24
2	BANCO DE BOGOTA	860.002.964-4	NIT	COLOMBIANA	6.090.774	9,23
3	AMALFI S.A.	890.301.443-0	NIT	COLOMBIANA	4.880.142	7,39
4	BANCO ANDINO COLOMBIA S.A. EN LIQUIDACION	860.003.023-3	NIT	COLOMBIANA	4.758.000	7,21
5	BANCO POPULAR	860.007.738-9	NIT	COLOMBIANA	4.727.523	7,16
6	INGENIO PROVIDENCIA S.A.	891.300.238-6	NIT	COLOMBIANA	3.203.688	4,85
7	INTERNATIONAL FINANCE CORPORATION	830.053.770-1	NIT	CAPITAL NEUTRO	2.976.235	4,51
8	THE INDUSTRIAL BANK OF JAPAN LTD.	890.309.353-2	NIT	EXTRANJERA	1.970.888	2,99
9	CEMENTOS DEL VALLE S.A.	890.300.437-1	NIT	COLOMBIANA	1.828.601	2,77
10	INSTITUTO DE FOMENTO INDUSTRIAL - IFI	899.999.088-7	NIT	COLOMBIANA	1.811.539	2,74
11	CORPORACION ANDINA DE FOMENTO	860.540.041-4	NIT	CAPITAL NEUTRO	1.767.564	2,68
12	BANCO DE OCCIDENTE	890.300.279-4	NIT	COLOMBIANA	1.581.853	2,40
13	FUNDACION UNIVERSIDAD DEL NORTE	890.101.681-9	NIT	COLOMBIANA	1.187.035	1,80
14	UNIVERSIDAD AUTONOMA DE BUCARAMANGA	890.200.499-9	NIT	COLOMBIANA	1.130.317	1,71
15	FONDO DE CESANTIAS PORVENIR	860.530.751-7	NIT	COLOMBIANA	1.000.000	1,51
16	BANCO CENTRAL HISPANOAMERICANO S.A.	800.141.426-0	NIT	EXTRANJERA	883.792	1,34
17	INDUSTRIAS DE ENVASES S.A.	891.300.120-6	NIT	COLOMBIANA	871.015	1,32
	CITIBANK-COLOMBIA	860.051.135-4	NIT	EXTRANJERA	807.647	1,22
	BANCO SANTANDER COLOMBIA S.A.	890.903.937-0	NIT	EXTRANJERA	729.076	1,10
20	SCARPETTA GNECCO MARIO	16.622.150	C.C.	COLOMBIANA	653.586	0,99
	Total primeros veinte accionistas				48.960.927	74,16
	Otros accionistas con menor participación				7.764.426	11,76
	Total acciones ordinarias				56.725.353	85,92

(*) La Fed. Nal. de Caf. de Col. - Comité Deptal. de Caf. del Valle, la Fed. Nal. de Caf. de Col. - como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Col. - Recursos Propios, se toma como un solo accionista.

PRIMEROS VEINTE ACCIONISTAS PREFERENCIALES A JUNIO 30 DE 2003

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	COLOMBIANA DE LICITACIONES Y CONCESIONES LTDA.	800.249.942-5	NIT	COLOMBIANA	3.031.625	4,59
2	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	NIT	COLOMBIANA	2.614.455	3,96
3	CITIBANK GDR PROGRAM CORFIVALLE	800.185.375-2	NIT	EXTRANJERA	1.380.222	2,09
4	RODRIGUEZ BOLAÑOS MARIA DEL TRANSITO	20.227.483	C.C.	COLOMBIANA	172.225	0,26
5	BANCO DE CREDITO	860.007.660-3	NIT	COLOMBIANA	147.712	0,22
6	SOTO ESTRADA MANFREDO	17.158.485	C.C.	COLOMBIANA	141.832	0,21
7	AGRICOLA BONANZA LTDA.	860.516.787-3	NIT	COLOMBIANA	138.436	0,21
	FUNDACION CLINICA EMMANUEL	860.027.073-5	NIT	COLOMBIANA	113.173	0,17
	ROBAYO CARDOZO HELMER DOUGLAS	79.340.564	C.C.	COLOMBIANA	98.898	0,15
10	JARAMILLO ARBOLEDA CARLOS	6.089.126	C.C.	COLOMBIANA	64.461	0,10
11	VASQUEZ MERCHAN Y CIA. S EN C.	860.063.818-1	NIT	COLOMBIANA	55.900	0,08
12	UNIVERSIDAD AUTONOMA DE MANIZALES	890.805.051-0	NIT	COLOMBIANA	43.695	0,07
13	DAVILA MCALLISTER CIA. S.C.S.	860.523.097-9	NIT	COLOMBIANA	40.330	0,06
14	DIOCESIS DE PALMIRA	891.380.050-0	NIT	COLOMBIANA	40.103	0,06
15	FUNDACION UNIVERSIDAD DE BOGOTA JORGE TADEO LOZANO	860.006.848-6	NIT	COLOMBIANA	33.300	0,05
16	UNIVERSIDAD DE SAN BUENAVENTURA	890.307.400-1	NIT	COLOMBIANA	33.300	0,05
17	FONDO MUTUO DE INVERSION SOCIAL-FONSOCIAL	800.009.863-2	NIT	COLOMBIANA	32.816	0,05
18	CARDOZO DE ROBAYO OMAIRA	20.206.799	C.C.	COLOMBIANA	32.778	0,05
19	SALOM ZAIDAN LUIS CARLOS	16.784.872	C.C.	COLOMBIANA	30.634	0,05
20	QUINTERO CORREA YESID ANTONIO	6.237.960	C.C.	COLOMBIANA	28.072	0,04
	Total primeros veinte accionistas				8.273.967	12,53
	Otros accionistas con menor participación				1.025.027	1,55
	Total acciones preferenciales				9.298.994	14,08

Total acciones ordinarias	56.725.353	85,92
Total acciones preferenciales	9.298.994	14,08
Total acciones	66.024.347	100,00

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA SU CERTIFICACION
05 SEP 2003

SUPERINTENDENCIA DE VALORES

FORMATO - 020

INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES		COLUMNA 01		COLUMNA 02		COLUMNA 03		COLUMNA 04
				TRIMESTRE AÑO ACTUAL				TRIMESTRE AÑO ANTERIOR		
		COMPOSICION ACCIONISTAS Y ACCIONES		# ACCIONISTAS		# ACCIONES		# ACCIONISTAS		# ACCIONES
01	005	ACCIONES ORDINARIAS	2	189		56.725.353		211		56.725.353
	010	ACCIONES PRIVILEGIADAS		0		0		0		0
	015	ACCIONES CON DIVIDENDO PREFERENCIAL SIN VOTO		504		9.298.994		501		9.298.994
	999	NUMERO TOTAL	*	693	*	66.024.347	**	712	**	66.024.347
		COMPOSICION ACCIONISTAS								
02	005	% QUE REPRESENTAN PERSONAS NATURALES		77,15%		5,74%		75,47%		5,42%
	010	% QUE REPRESENTAN PERSONAS JURIDICAS		22,85%		22,85%		24,53%		94,58%
	999	TOTAL		100,00%		28,59%		100,00%		100,00%
03	005	% QUE REPRESENTAN INVERSIONISTAS EXTRANJEROS	1	3,21%	1	8,55%	1	3,35%	1	9,39%
	010	% QUE REPRESENTAN INVERSIONISTAS NACIONALES		96,79%		91,45%		96,65%		90,61%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
04	005	% QUE REPRESENTA INVERSION ENTIDADES PUBLICAS		1,04%		11,23%		0,86%		4,19%
	010	% QUE REPRESENTA INVERSION ENTIDADES PRIVADAS		21,81%		83,04%		23,67%		90,39%
	999	TOTAL		22,85%		94,26%		24,53%		94,58%
05		RANGOS SEGÚN PORCENTAJE DE ACCIONES POSEIDAS INDIVIDUALMENTE								
	005	HASTA - 3.00 %		98,66%		40,87%		98,85%		48,27%
	010	3.01 % - 10.00 %		1,34%		59,13%		1,15%		51,73%
	015	10.01 % - 20.00 %		0		0		0		0
	020	20.01 % - 30.00 %		0		0		0		0
	025	30.01 % - 40.00 %		0		0		0		0
	030	40.01 % - 50.00 %		0		0		0		0
	035	MAS DEL 50.00 %		0		0		0		0
	999	TOTAL		100,00%		100,00%		100,00%		100,00%

JUNIO 30/2003 F - 220 - 515

(*) 19 Accionistas tienen acciones ordinarias y con dividendo preferencial sin voto.

(**) 15 Accionistas tienen acciones ordinarias y con dividendo preferencial sin voto.

(1) No se tiene en cuenta las acciones de la IFC por ser capital neutro (2.976.235 - 5.25%), ni las acciones de la CAF por ser una persona jurídica de derecho internacional público y se rige por las disposiciones contenidas en el Convenio Constitutivo firmado el 7 de febrero de 1968 (1.767.564 - 3,12%). ni las acciones con dividendo preferencial sin derecho de voto (Res. 51/91 - Compes).

(2) La Fed. Nal. de Caf. de Col. - Comité Deptal de Caf. del Valle, la Federación Nal. de Caf. de Colombia como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Colombia Recursos Propios se toma como un solo accionista.

INVERSIONISTAS EXTRANJEROS A JUNIO 30 DE 2003

	1	THE INDUSTRIAL BANK OF JAPAN LTD.	1.970.888		
	2	BANCO CENTRAL HISPANOAMERICANO	883.792		
(*)	3	CITIBANK COLOMBIA	807.647		
(*)	4	BANCO SANTANDER COLOMBIA S.A.	729.076		
	5	VIRGINIA RETIREMENT SYSTEM OMNIBUS	51.274		
	6	CABLES DE ENERGIA Y TELECOMUNICACIONES S.A.	37		
			4.442.714	**51.981.554**	**8,55%**

		IFC		CAF			
total accionistas (**)	189 -	1	-	1	= 187		
total acc. extranjeros					6	3,21%	
total acc. nacionales					181	96,79%	
						100,00%	

TOTAL ACCIONES	**56.725.353**
ACC. IFC -	**2.976.235**
ACC. CAF -	**1.767.564**
	51.981.554

(*) mas del 60% de su capital es extranjero

(**) La Fed. Nal. de Caf. de Col. - Comité Deptal. de Caf. del Valle, la Fed. Nal. de Caf. de Col. - como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Col. - Recursos Propios, se toma como un solo accionista.

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA
05 SEP 2003

SUPERINTENDENCIA DE VALORES

FORMATO - 021

INFORMACION ECONOMICA GENERAL SOBRE PATRIMONIO Y OTROS RUBROS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES	COLUMNA 01 TRIM. AÑO ACTUAL	COLUMNA 02 TRIM. AÑO ANTERIOR
01	005	VALOR NOMINAL DE LA ACCION	$ 10	$ 10
	010	VALOR PATRIMONIAL POR ACCION CON VALORIZACION	$ 5.664,71	$ 5.584,11
	015	VALOR PATRIMONIAL POR ACCION SIN VALORIZACION	$ 3.816,39	$ 4.270,47
	020	UTILIDAD O PERDIDA POR ACCION	($128,41)	$ 75,88
02	005	VALOR DIVIDENDOS DECRETADOS ACCIONES ORDINARIAS	0	0
	010	VALOR DIVIDENDOS DECRETADOS OTRAS ACCIONES	0	0
	015	VALOR DIVIDENDOS DECRETADOS ACCIONES DIVIDENDO PREFERENCIAL	0	0
	999	VALOR TOTAL DIVIDENDOS DECRETADOS	0	0
03	005	VALOR TOTAL DIVIDENDOS POR ACCION ORDINARIA	0	0
	010	VALOR DIVIDENDO POR ACCION ORDINARIA EN EFECTIVO	0	0
	015	PERIODICIDAD DE PAGO DIVIDENDO POR ACCION ORDINARIA	0	0
	020	NUMERO DE PAGOS DIVIDENDOS POR ACCION ORDINARIA	0	0
	025	FECHA PRIMER PAGO	0	0
	030	VALOR DIVIDENDO POR ACCION ORDINARIA EN ACCIONES	0	0
	035	VALOR DIVIDENDO EXTRAORDINARIO POR ACCION	0	0
	040	VALOR DIVIDENDO POR ACCION PRIVILEGIADA	0	0
	045	VALOR DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL	0	0
04	005	NUMERO TOTAL DE EMPLEADOS	379	396
	010	% EMPLEADOS PERMANENTES	95,25%	94,95%
	015	% EMPLEADOS TEMPORALES	4,75%	5,05%
05	005	GASTO POR DEPRECIACION EN EL PERIODO	$ 521.240.508	$ 202.037.543
06	005	% UTILIZACION CAPACIDAD INSTALADA		
07	005	OPERACIONES DE ADRs O GDRs EN EL EXTERIOR		$ 1.671.416.860

JUNIO 30/2003 F - 220 - 516

CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION.
PEDRO LUIS
NOTARIO

FILE No. 823437

Cali, July 25, 2003

LUZ STELLA DÍAZ DE VEGA
Public Offering Division Director
SUPERINTENDENCIA DE VALORES
Santafé de Bogotá, D.C.

Reference:	002 011 -	Corporación Financiera del Valle S.A.
	180 -	Private Offering in the Primary Market
	04 -	Information Sent With annexes

Pursuant to regulations of Superintendencia de Valores, I am remitting notice of the Stock Placement Regulation Publisher in La Republica newspaper last July 23, 2003.

Sincerely,

AMALIA CORREA YOUNG
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FA
ESTA COPI MADA

Superintendencia de Valores
No.Radicación : 20037-1352
Fecha : 28/07/2003 15:08
Trámite : 332 CORRESPONDENCIA INFORMAT
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 Ic 123675

Cali, 25 de julio de 2003

Doctora
LUZ STELLA DÍAZ DE VEGA
Jefe División Ofertas Públicas
SUPERINTENDENCIA DE VALORES
Santafé de Bogotá, D.C.

Referencia	002 011	Corporación Financiera del Valle S.A.
	180	Ofertas Públicas en el Mercado Primario
	04	Envío de información
		Con anexos

En cumplimiento con el ordenamiento de la Superintendencia de Valores le remito el aviso del Reglamento de Colocación de Acciones publicado en el diario La República el pasado miércoles 23 de julio de 2003.

Atentamente,

AMALIA CORREA YOUNG
Representante Legal

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION.
CALI, 08 SEP 2003
PEDRO LUIS CORTES
NOTARIO PRIMERO

servicio de la transferencias ingresos y gas... Y justifica s... señalando que hueco fiscal adi... do por la dema... sos para la se... pensiones, "an... dades las carre... y otros proyecto... tendrán que ce...

pese a reci... s, no ha me... varios alcal... oblemas con ... l manejo de ... icos" ... el país cre... ingresos fis... no, pero cu... strategia se ... puestos, lo

rry, ex director de Planeación, lo relevante del presupuesto es si el monto definido por el gobierno para inversión se puede realizar, "ojalá pudiera ejecutar esa inversión, pero eso es sólo una intención".

En un segundo grado de importancia estaría el aumento de los gastos flexibles,

Vía... básico, pri... cales

■ "Las neces... superiore... cursos": Monteneg...

■ Más de ... millones ... entregad... municipio...



Colpre... / LA REPUBLICA

Desde el pasa... comenzaron en ... audiencias públ... les para distrib... inversión social ... dor por el Plan ... Desarrollo (PND... la utilización ... rrollo.

... l Atlántico, ... l Gobierno ... .600 millo... original de

Las jornadas ... asisten delegado... alcaldes y comu... neral, son coordi... departamento ... Planeación.

... egiones hay ... des que su... os. Sin em... bar que en ... le ha dado ... oyectos más ... re todo en ... s y sanea... enfatizó el

"El ejercicio le... a la gente. Es la ... que esto ocurre... crear concienci... cursos que entr... nicipios, porque ... ces los habitant... giones no sabe... qué se maneja e... dijo el director ... ción Nacional ... Montenegro.

... l cierre de ... encontraba ... regional co... l departa... re, donde ... inan parti... aneamien-

Los departam... hasta ahora han ... recursos son Có... dalena, Norte de ... Arauca, Casanar... yo, Atlántico, Va... drés y Providenc... da, Bolívar, Cald...

... varias par... dinamarca, ... , Guainía, ... Santander ... el director ... cional.

En total, se ha... do obras por... $387.000 millo... cuales, cerca de... millones se han ... falta

cional de Municipios, Gilberto Toro, destacó como positivo el balance de las audiencias públicas, pero hizo énfasis en que el Gobierno adeuda dinero del Sistema General de Participaciones.

"Cualquier recurso que entre a las regiones es muy importante, porque en ellas hay muchas necesidades insatisfechas. Sin embargo, hay que recordar que el Gobierno nos debe cerca de $1 billón correspondiente a la partida del último mes", dijo Toro.

El funcionario señaló que la Federación está haciendo todos los esfuerzos para lograr un rápido desembolso de ese dinero.

"Estas partidas están contempladas en la Constitución y también son destinadas a inversión social. Los recursos del PND son buenos, pero no podemos aplaudir la labor cuando falta dinero", agregó el dirigente de la entidad que aglutina a los municipios del país.

Toro enfatizó en que, así como se ha cumplido con el dinero del PND, también se cumpla con lo estipulado en la ley 715 que reglamentó el sistema de las transferencias que la Nación distribuye a las entidades territoriales. "Este dinero fue concertado con el Congreso de la República y el Presidente está de acuerdo en que debe entregarse", enfatizó Toro.

En los próximos días la Federación Colombiana de Municipios sostendrá una reunión con representantes del Gobierno, para establecer

AVISO DE OFERTA PUBLICA

CORPORACION FINANCIERA DEL VALLE S.A.

REGLAMENTO DE COLOCACIÓN DE ACCIONES

La Junta Directiva de la CORPORACIÓN FINANCIERA DEL VALLE S.A., debidamente autorizada por la Superintendencia Bancaria, mediante Resoluciones No. 0700 de Julio 11 de 2003 y No. 0725 de Julio 17 de 2003, y por la Superintendencia de Valores, mediante Resolución No. 0481 de Julio 22 de 2003, así como por la Asamblea General Extraordinaria de Accionistas mediante Acta No. 056 de Julio 02 de 2003.

RESUELVE:

ARTÍCULO PRIMERO.- Emitir y colocar VEINTE MILLONES (20.000.000) de ACCIONES Ordinarias de valor nominal de Diez Pesos ($10.oo) cada una.

ARTICULO SEGUNDO.- Las acciones de esta emisión serán ofrecidas preferencialmente a los accionistas Ordinarios y a los accionistas con Dividendo Preferencial y sin Derecho a Voto que aparezcan inscritos en el Libro de Registro y Gravamen de Acciones en la fecha en que la Junta Directiva de la Corporación aprobó este reglamento en la proporción que ellos o sus cedentes posean en la fecha de la oferta sobre el capital social de la Corporación.

ARTICULO TERCERO.- La proporción en que dichos accionistas tendrán derecho a suscribir será de 0.30291855821 acciones Ordinarias por cada acción que posean en la fecha de formulación de la oferta.

PARÁGRAFO.- Los eventuales residuos por fracciones de acción no dan derecho a suscribir una acción adicional pero podrán ser negociados por los accionistas para efectos de completar acciones enteras.

ARTICULO CUARTO.- Publicación de la Oferta. Dentro de los QUINCE (15) días hábiles siguientes a la autorización de la presente emisión por parte de las Superintendencias Bancaria y de Valores, la última que ocurra, el Presidente de la Corporación, o quien haga sus veces, ofrecerá las acciones a que se refiere el presente reglamento, por medio de un aviso publicado en un periódico de amplia circulación nacional.

ARTICULO QUINTO.- Los accionistas de la Corporación podrán hacer uso de su derecho de suscripción preferencial sobre las acciones a que se refiere el presente Reglamento dentro de los quince (15) días hábiles siguientes al de la publicación de esta oferta.

ARTICULO SEXTO.- Las acciones que no fueren suscritas dentro del plazo indicado en el artículo anterior, serán ofrecidas a los accionistas que hayan hecho uso de su derecho de preferencia, quienes deberán presentar ofertas dentro de los diez (10) días hábiles siguientes al vencimiento del término de suscripción preferencial. Si hubiere demanda por un número de acciones superior al disponible, se hará una adjudicación entre los interesados, a prorrata de las acciones suscritas por los interesados en la primera vuelta.

ARTICULO SÉPTIMO.- Las acciones que no fueren colocadas dentro de los plazos indicados en el presente Reglamento, volverán a la reserva a disposición de la Junta Directiva.

ARTICULO OCTAVO.- El precio de cada acción para ser suscrita en los términos del presente reglamento será de UN MIL ($1.000) PESOS. Por lo anterior el monto total de la emisión será de $20.000. MM.

ARTICULO NOVENO.- Las acciones suscritas en cualquiera de los eventos contemplados en el presente reglamento, deberán pagarse de contado en el momento de su suscripción.

El pago de las acciones podrá hacerse en cualquiera de las oficinas de la Corporación en el País.

Cali
Oficina Principal Calle 10 No. 4-47 - Pasarela Avenida Estación con Avenida 5ª, Local 156B Unicentro Local 215.

Bogotá
Oficina Principal Carrera 7 No. 71-21 Torre A - Edificio CFV Carrera 7 No. 33-42 - Chicó Calle 93 A NO. 11-60.

Medellín
Oficina Centro Calle 52 No. 45-94, Local 9901 Oficina Poblado Calle 16 Sur No. 43 A - 49.

Barranquilla
Carrera 52 No. 74-56, Local 105.

Manizales
Carrera 22 No. 20-43

ARTICULO DÉCIMO.- Toda acción objeto de la emisión que se reglamenta tendrá derecho al pago del dividendo que resultare en el ejercicio 2003, una vez se hayan dispuesto las apropiaciones de carácter legal o estatutario que sean necesarios para cumplir todas las disposiciones.

ARTICULO DÉCIMOPRIMERO.- El derecho de suscripción preferencial de que trata el artículo Quinto, es negociable desde la fecha del aviso de la oferta en los términos establecidos por el artículo 389 del Código de Comercio.

ARTICULO DECIMOSEGUNDO.- Todos los plazos fijados en el presente Reglamento vencen el día señalado, al cierre de operaciones de la Corporación en ese día. Si el día del vencimiento del plazo fuere sábado, domingo o feriado, se entenderá como vencimiento del plazo el día hábil siguiente.

ARTICULO DECIMOTERCERO.- La Junta Directiva resolverá las dudas que se presenten en relación con la interpretación y aplicación de este Reglamento.

ARTICULO DECIMOCUARTO.- En el evento en que un accionista suscribiere acciones de las emitidas mediante este Reglamento y en tal virtud llegare a tener la propiedad del 10.0% ó más de las acciones suscritas de la Corporación o incrementare su participación por encima de ese porcentaje, incluidas las que se emiten, deberá obtener previamente a la suscripción autorización de la Superintendencia Bancaria.

Cali, 23 de Julio de 2003.

ALEJANDRO ZACCOUR URDINOLA
Presidente

La inscripción de los títulos en el Registro Nacional de Valores e Intermediarios y la autorización de la oferta pública por parte de la Superintendencia de Valores no implica certificación sobre la bondad del valor o la solvencia del emisor.

El Prospecto de Colocación está disponible en la Superintendencia de Valores, en las oficinas de la entidad emisora y en la Bolsa de Valores de Colombia

FILE No. 823437

Cali, July 28, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia:	002-011	-	Corporación Financiera del Valle S.A.
	330	-	Correspondencia Informativa
	05	-	Solicitud / Presentación
			Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the adjudication of 16.964 shares of the Corporación in favor of Bavaria S.A.

The previous register was accomplished taking into account the shareholders´s communication letter, copy of Minute to the General Assembly, certificate of existence and representation legal issued by the Chamber of Commerce of Bogotá and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Harold Agadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 82593

Superintendencia de Valores
No.Radicación : 20037-1628
Fecha : 30/07/2003 15:15
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 lc 123861

Cali, 28 de julio de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que dentro del proceso de liquidación de la sociedad Asicol S.A., accionista de la Corporación Financiera del Valle S.A., hemos registrado en nuestro libro de Accionistas Ordinarios la adjudicación de 16.964 acciones de la Corporación, a favor Bavaria S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del Acta de la Asamblea, certificados de existencia y representación legal expedidos por la Cámara de Comercio de Bogotá y el título.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadia Campo
Representante Legal

FAVOR DEVOLVER ESTA
COPIA FIRMADA

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION.
CALI, 05 SEP 2003
PEDRO LUIS CORTES ABELLA
NOTARIO PRIMERO

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 16.964 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.03% Ordinarias 0.03% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.596,52)

MONTO TOTAL TRASPASO: ($ 27.083.420,89)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Asicol S.A.	860.513.601-9	16.964	0,03	0	0,00	Bavaria S.A.	860.005.224-6	50.892	0,09	67.856	0,12

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Liquidación de Sociedad Comercial

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
comunicación del accionista
Copia del acta de liquidación
certificados de la Cámara de Comercio de Bogotá
título

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION.
CALI, 03 SEP 2003
PEDRO LUIS COR...
NOTARIO PRIMERO

NOMBRE: HAROLD ABADIA CAMPO
C.C. Ó NIT: 19.138.669 DE BOGOTA

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 82343[illegible]

Cali, July 29, 2003

The Bank Of New York Company, INC
One Wall Street New Yorkm N.Y. 10286
American Depositary
Atn.: Sr. Timothy F. Keaney
Assistant Vice President
New York

Reference: Capitalization of Corporación Financiera del Valle S.A.

Hereby I am advising that last July 23 the Corporation's Regulation on Security Placement was published on La Republica newspaper. Such regulation contemplates the issuance of 20,000,000 common shares, with a par value of one thousand pesos (Col.Ps 1,000) each.

Such shares shall be offered on a preferred basis to Common shareholders and Non-Voting Preferred Dividend Stockholders, who may use their preferred subscritpion right within the (fifteen) business days following the publication of this offering.

Next August 14th will be the deadline for shareholders to subscribe in the first round, in agreement with the share percentage owned upon the offering date.

From the above, Fondo Fiducolombia S.A. GDR Program Corfivalle and Fondo Ficucolombia S.A. Rule 44ª ADR Program Corfivalle, will subscribe 418.094,85824979100 and 6.300,10017365261 shares, respectively. The shares shall be paid in cash upon making the subscription at any of the Corporation's offices

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 82343

CORPORACION FINANCIERA DEL VALLE S.A.

Cali, 29 de Julio de 2003

The Bank Of New York Company, INC
One Wall Street New Yorkm N.Y. 10286
American Depositary
Atn.: Sr. Perry Palma Gil
Assistant Treasurer
New York

Referencia: Capitalización Corporación Financiera del Valle S.A.

Me permito informarle que el pasado 23 de Julio se publicó en el diario La República el Reglamento de Colocación de Acciones de la Corporación. Dicho reglamento contempla la emisión de 20.000.000 de acciones ordinarias, a un valor de un mil pesos ($1.000) cada una.

Estas acciones serán ofrecidas preferencialmente a los accionistas Ordinarios y a los accionistas con Dividendo Preferencial y sin Derecho a Voto, los cuales podrán hacer uso del derecho de suscripción preferencial dentro de los quince (15) días hábiles siguientes al de la publicación de esta oferta.

Los accionistas tendrán plazo para suscribir en la primera vuelta hasta el 14 de agosto próximo, de conformidad con el porcentaje accionario que tienen en el momento de la oferta.

De acuerdo con lo anterior al Fondo Fiducolombia S.A. GDR Program Corfivalle y al Fondo Fiducolombia S.A. Rule 144A ADR Program Corfivalle, les correspondería suscribir 418.094,85824979100 y 6.300,10017365261 acciones Ordinarias, respectivamente. El pago de las acciones deberá hacerse de contado al momento de la suscripción en cualquiera de las oficinas de la Corporación.

Cordialmente,

Oscar Campo Saavedra
Secretario General

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION.
CALI 25 SEP 2003
PEDRO LUIS CORTES
NOTARIO PRIM

FILE No. 823437

Cali, July 30, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
05 - Solicitud / Presentación
Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the adjudication of 3.574 shares of the Corporación in favor of Promotora Interamericana de Inversiones Ltda.

The previous register was accomplished taking into account the shareholders´s communication letter, copy of Minute to the General Assembly, Statutory Auditor´s certificate, certificate of existence and resentation legal issued by the Chamber of Commerce of Cali and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Alejandro Zaccour Urdinola
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20037-1704
Fecha : 31/07/2003 15:38
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 lc 123938

Cali, 30 de julio de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que dentro del proceso de liquidación de la sociedad Inversiones y Promociones S.A., accionista de la Corporación, hemos registrado en nuestro libro de Accionistas Ordinarios la adjudicación de 3.574 acciones de la Corporación Financiera del Valle S.A., a favor de Promotora Interamericana de Inversiones Ltda.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del Acta de la Asamblea, certificado del Revisor Fiscal, certificados de existencia y representación legal expedidos por la Cámara de Comercio de Cali y el título.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Alejandro Zaccour Urdinola
Representante Legal

Licinio Galvez

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION.
CALI 05 SEP 2003
PEDRO LUIS CORTES ARCILA
NOTARIO PRIMERO

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 3.574 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.01% Ordinarias 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.000,24)

MONTO TOTAL TRASPASO: ($ 17.870.840,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Inversiones y Promociones S.A.	890.318.293-7	3.574	0,01	0	0,00	Promotora Interamericana de Inversiones Ltda.	890.304.803-2	91.755	0,16	95.329	0,17

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Liquidación de Sociedad Comercial

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
comunicación del accionista
Copia del acta de la Asamblea
certificados de la Cámara de Comercio de Cali
título
certificado del Revisor Fiscal

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: ALEJANDRO ZACCOUR URDINOLA
C.C. Ó NIT: 16.746.976 DE CALI

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION.
CALI, 05 SEP 2003
PEDRO LUIS COR...
NOTARIO PR...

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES: